                                    FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                                               Commission File Number: 333-10486


                           For the Month of August 2002


                            Trend Micro Incorporated
                (Translation of registrant's name into English)


             Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                        Shibuya-ku, Tokyo 151-8583, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X        Form 40-F
                                  ---                 ---


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                    No  X
                            ---                   ---


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  --------------

Information furnished on this form:


                               Table of Contents


1. Report of July 30, 2002 announcing consolidated and non-consolidated results for the six months ended June 30, 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Trend Micro Incorporated

Date: August 6, 2002                      By: /s/ Mahendra Negi
                                              --------------------
                                              Mahendra Negi
                                              Representative Director;
                                              Chief Financial Officer
                                              and Executive Vice
                                              President

                                                                    Attachment 1

                                                                   July 30, 2002
                   Report of First-Half Results (Consolidated)
                    For Fiscal Year Ending December 31, 2002

    Company:      Trend Micro Incorporated    Tokyo Stock Exchange 1/st/ Section
    Code:         4704                        Location : Tokyo

    (URL http://www.trendmicro.co.jp/)

    Contact:      Title       Controller, Finance & Accounting Department
                  Name        Ryo Masaki      (Phone: 81-3-5334-3600)

    Date of the board of directors meeting
        authorizing the first-half results:   July 30, 2002

    US accounting standard is not adopted for preparing the consolidated financial statements for the first half of current fiscal year.

Notice Regarding Forward Looking Statements

The statements included in this report contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations about our earnings for the third quarter ending September 30, 2002 and for the 2002 fiscal year. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

   .   Customer acceptance of our new products and services

   .   The impact of competing products and services

   .   Difficulties in adapting our products and services to the Internet

   .   Difficulties in addressing new virus and other computer security problems

   . The potential lack of attractive investment targets and difficulties in successfully executing our investment strategy

   .   Declining prices for our products and services

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC including our annual report on Form 20-F which was filed on July 1, 2002.

1. Financial Highlights for the first half of FY 2002 January 1, 2002 through June 30, 2002

(1) Consolidated Results of Operations

  (All figures except for per share information are rounded down to millions of yen.)

---------------------------------------------------------------------------------------------------------------------
                                                           Operating                    Ordinary
                              Sales           Growth rate    income        Growth rate   income           Growth rate
---------------------------------------------------------------------------------------------------------------------
                             Millions of yen       %       Millions of yen        %     Millions of yen        %
  The first half of FY 2002      20,507           58.5          6,356           119.3        6,271           108.8
  The first half of FY 2001      12,939           34.8          2,898            (3.9)       3,004             1.1
---------------------------------------------------------------------------------------------------------------------
  FY 2001 (annual)               31,326                         9,481                        9,549
---------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------
                               Net                                 Net income                   Net income
                              income          Growth rate       per share (basic)          per share (diluted)
---------------------------------------------------------------------------------------------------------------------
                             Millions of yen       %                yen                             yen
  The first half of FY 2002       3,517            -               26.62                           26.50
  The first half of FY 2001      (1,376)           -              (10.48)                              -
---------------------------------------------------------------------------------------------------------------------
  FY 2001 (annual)                2,421                            18.40                           18.23
---------------------------------------------------------------------------------------------------------------------

(Note)
1. Gain/Loss on investment in affiliated    2 million yen (-104 million yen in
   companies:                               the first half of FY 2001, -129
                                            million yen in FY 2001)
2. The average number of stock:             132,153,432 stocks (131,339,944
                                            stocks in the first half of FY 2001,
                                            131,594,913 stocks in FY 2001)
3. Change in accounting principle:          None
4. The percentage of sales, operating income, ordinary income and net income are comparison to the first half of prior fiscal year.

(2) Consolidated Financial Position

---------------------------------------------------------------------------------------------------------------------
                                                                          Shareholders' equity   Shareholders' equity
                              Total assets        Shareholders' equity            ratio                per share
---------------------------------------------------------------------------------------------------------------------
         As of               Millions of yen         Millions of yen                %                       Yen
      June 30, 2002              69,667                   34,729                   49.8                  262.27
      June 30, 2001              53,413                   26,914                   50.4                  204.39
---------------------------------------------------------------------------------------------------------------------
    December 31, 2001            65,317                   30,901                   47.3                  234.02
---------------------------------------------------------------------------------------------------------------------

(Note)
Number of the stocks issued : 132,419,856 stocks in the first half of current fiscal year (131,681,887 stocks in the first half of FY 2001, 132,043,182 stocks in the FY 2001)

(3) Consolidated Cash Flow Position

--------------------------------------------------------------------------------------------------------------------------
                             Cash flows from         Cash flows from          Cash flows from       Ending balance of cash
                          operating activities     investing activities    financing activities      and cash equivalents
--------------------------------------------------------------------------------------------------------------------------
         As of               Millions of yen         Millions of yen          Millions of yen          Millions of yen
      June 30, 2002               6,787                  (1,415)                     544                    45,990
      June 30, 2001               4,650                  (1,363)                   6,503                    34,553
--------------------------------------------------------------------------------------------------------------------------
    December 31, 2001            12,563                  (2,918)                   5,460                    40,782
--------------------------------------------------------------------------------------------------------------------------

(4) Basis of consolidation and  investments in affiliated companies:

   The number of consolidated subsidiaries .............           15
   The number of unconsolidated subsidiaries accounted by
   equity method ................                                   0
   The number of affiliated companies ..................            4

(5) Change in reporting entities:

   The number of additional consolidated subsidiaries ............  0
   The number of excluded consolidated subsidiaries ..............  3
   The number of additional consolidated affiliated companies ....  0
   The number of excluded consolidated affiliated companies ......  0

  Projected consolidated earnings

 (1) Earning projections for the current fiscal year January 1, 2002 through December 31, 2002

--------------------------------------------------------------------------------------------------------------------------
                                      Sales                       Ordinary income                     Net income
--------------------------------------------------------------------------------------------------------------------------
                                 Millions of yen                  Millions of yen                   Millions of yen
 For the year ending
 December 31, 2002                    42,000                            13,000                           7,300
--------------------------------------------------------------------------------------------------------------------------

(Note) Projected consolidated net income per share for the current fiscal year : 55.28 yen

  (2) Projected earnings for the next quarter (July 1, 2002 through September 30, 2002)

----------------------------------------------------------------------------------------------------------
                                  Sales                Ordinary income                Net income
----------------------------------------------------------------------------------------------------------
                             Millions of yen           Millions of yen              Millions of yen
        3rd Qtr              9,800 to 10,300            2,250 to 2,550               1,250 to 1,450
----------------------------------------------------------------------------------------------------------

 (Note) Surrounding environment of Trend Micro Group may change significantly in a very short period of time. Therefore, the Company has decided to disclose projected earnings range in a quarterly basis, but the actual earnings may deviate from the projection.

                            Attachment to the Report

1.  Condition of corporate group
    Overview of corporate group
    Trend Micro Group consists of Trend Micro Inc., and its 15 subsidiaries which develop and sell anti-virus products and offer other related services and four affiliated companies are: NTT Data Security Corporation which offers total network securities, Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures, Japan JCN Co., Ltd which develops and offers the security system against unlawful access and NetSTAR Inc. which develops and offers the products of URL filtering.
    The business related to anti-virus are described below:
    The products related to anti-virus:

     PC client products             Trend Micro Inc develops and sells the products. Some parts of the research and
     LAN server products            development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend
     Internet server products       Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), and Trend Micro
     Other products                 (Shanghai) Inc. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products, part of which are purchased by Trend
                                    Micro Inc (Japan), Trend Micro Inc. (U.S.A.), Trend Korea Inc., Trend Micro
                                    Deutschland GmbH (Germany), Trend Micro Italy S.r.l., Trend Micro Australia Pty.
                                    Ltd. (Australia), Trend Micro do Brasil Ltda. (Brazil), Trend Micro France, Trend
                                    Micro Hong Kong Limited, Trend Micro (UK) Limited, Trend Micro Latinoamerica S.A.de
                                    C.V (Mexico), Trend Micro (Shanghai) Inc. (China).

                                    In addition, Trend Micro Inc (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

       ---------------------------------------------------------------------------------------------------------------------------
                                                         Customer
       ---------------------------------------------------------------------------------------------------------------------------
                                           Oversea                                             Domestic
       ---------------------------------------------------------------------------------------------------------------------------
                                   -----------------------------------------------------
                                                       Subsidiaries
                                   -----------------------------------------------------
                                                     Trend Korea Inc.
                                   -----------------------------------------------------
                                                  Trend Micro Italy S.r.l.
                                   -----------------------------------------------------
                                               Trend Micro Australia Pty.Ltd.
                                   -----------------------------------------------------
                                             Trend Micro do Brasil Ltda. (Brazil)
                                   -----------------------------------------------------
                                                     Trend Micro France
                                   -----------------------------------------------------
                                                Trend Micro Hong Kong Limited
                                   -----------------------------------------------------
                                         Trend Micro Latinoamerica S.A.de C.V (Mexico)
                                   -----------------------------------------------------

                                                                                           -----------------------------------------
                                                                                                       Subsidiary
                                                                                           -----------------------------------------
                                                                                            Trend Micro Deutschland GmbH (Germany)
       -----------------------------       ------------------------------------            -----------------------------------------
               Subsidiary                              Subsidiary                                  Trend Micro (UK) Limited
       -----------------------------       ------------------------------------            -----------------------------------------
        Trend Micro Inc. (U.S.A)           Trend Micro Incorporated (Taiwan)                   Trend Micro (Shanghai) Inc (China)
       -----------------------------       ------------------------------------            -----------------------------------------


       -----------------------------------------------------------------------------------------------------------------------------
                                                            Trend Micro (Japan)
                                                 Computer Anti-Virus Software related products
       -----------------------------------------------------------------------------------------------------------------------------

         ----------------       Products
         .................      Royalty
         =================      Outsourcing, Other

 (Note) All subsidiaries are consolidated.

2. Management Policy and Business Results

Trend Micro Group's Basic Management Policy

         Since its founding, Trend Micro has provided "peace of mind" to all users of computer networks and the Internet by offering anti-virus and Internet content security solutions. We currently have the strong impression that needs of the market to be met by Trend Micro has been changing into larger one in accordance with development of the Internet followed by rapid growth of the market scale of business. Such dramatic change tells us that we have to change our current corporate scheme to sell products through a single sales organization to new global corporate scheme to provide value-added services through the Internet and in addition, that even among the corporations to provide value-added services through the Internet while competing to a greater extent in the market, we should aim at provision of high value-added products and services which show high difficulty level for competitors to develop them to enter the market. In order to contribute to development of information society not only in Japan, but in the world, we would like to forge a safe and pleasant network environment by offering solutions to protect company networks and home PCs from invasion of directly-damaging computer viruses or Malicious Code (harmful programs created by the languages such as JAVA or Active X) as well as harmful content such as SPAM mail (unwanted e-mail) or Bad URLs (websites providing the information that offends public order and morals).

         We wish to enhance our enterprise value through these network security operations, and, as the result, to contribute to all the shareholders in Trend Micro.

Basic Policy on the Distribution of Profits

         Although Trend Micro has steadily increased its profits in the past few years, we believe that the Internet security market has begun its full-fledged expansion and that our market share has not stabilized in relation to our U.S. competitors. Our larger rivals may well concentrate their management resources to further enlarge their market share. Since our business areas are more concentrated on anti-virus solutions and Internet content security related solutions than other competitors with diversified Internet security solutions, we also face the possibility of larger profit fluctuations in the short term.

         In this business environment the most critical management challenges are to strengthen our financial structure and management foundation and aggressively develop new business operations in order to maintain our competitiveness in the market. Our priority, therefore, is to accumulate reserves, which means withholding dividends for the time being. Regarding our accumulated reserves, we would like to ask all shareholders to accept our decision to appropriate them for investment in research and development division to be further strengthened in the future by Trend Micro and for activities to improve brand awareness and corporate image.

Basic Policy on the Trading Lots for Shares

         We understand that it is our critical task to ensure the liquidity of the shares in Trend Micro. We do not believe, however, that all the shareholders in Trend Micro will benefit from the reduction of minimum trading lots for shares, because the current liquidity of the shares is being maintained apparently at a reasonable level and the reduction of minimum trading lots requires considerable expense.

         We promise that we continue to review the minimum trading lots from the viewpoint of shareholders' benefits as well as the liquidity of the shares.

Medium and Long-Term Management Strategy

         Impacted by deterioration of corporate sentiment in the U.S. and Europe and the lingering economic slump in Japan, corporate investment in information systems has shown signs of a slowdown. We know that the situation, represented by such reduction in cooperate investment into information systems, will not allow us to have any optimistic outlook for the business environment surrounding us.

         On the other hand, many corporations are now increasingly reliant on computer networks represented by mail systems; the monetary damages for the opportunity losses caused by system down of company networks have come to far larger than several years ago. It is expected that network security including anti-virus solutions will take a more important role in the future, and that the market scale of the network security business will steadily expand in the long and medium terms. In response to such expansion of the market, we would like to promote recruiting and securing of the necessary human resources, strengthening of the management bases and increasing of business efficiency in a more positive way at Trend Micro and its overseas subsidiaries.

         The technological innovations in our industry are constant and fast: as for the next generation Internet, for example, some people have raised the possibility that further development of open platforms such as broadband, mobile telecommunications and Linux may bring sweeping changes to the present network environment. In order to take and maintain competitive advantage against the major U.S. competitors, we need to respond to the external environment changes initiated by the technological innovations on a timely basis.

         Outbreak of new types of viruses, such as "NIMDA" of the last year, gave greater impact on anti-virus solutions. These viruses, which have compound infection approaches, not only rapidly enlarge the scale of the damages with their high infectious capacity, but repeat the infection, if even one single PC of a network remains infected. To respond to such new types of the viruses, we have to provide the better anti-virus solutions than the conventional ones, which were just to detect and clean viruses upon receipt of a virus patter file.

         In order to protect corporate information assets from mixed-threat virus, we have set up "TM EPS (Trend Micro Enterprise Protection Strategy)", our new anti-virus strategy which enables us to reduce infection damages and anti-virus costs and provide businesses with a flexible architecture of services, products and centralized management.

         Our products compliant with "TM EPS" newly feature a function to provide preventive measures against virus infection prior to receipt of the virus pattern file as well as a function to rummage out viruses throughout PCs and servers of the network once again and prevent reinfection by cleaning any remaining viruses promptly. These functions allow corporate users to respond to attacks of new viruses in shorter time than before as well as to cut time and cost requiring for recovery from the infection damages by rummaging and cleaning the viruses all at once in the network. Moreover, for enabling the network administrator to manage and operate these functions in an effective and easy manner, we will expand functions of the products that integrate and manage the Trend Micro products deployed in the network.

         While network environments and information assets of corporations have become more significant than before, threats of viruses are rapidly changing. In such an environment, we would like to develop new ant-virus strategies and solutions always ahead of our competitors and offer products and services to meet users' needs, aiming to maintain our current competitive advantage in the market for corporate customers and to increase the market share further.

Summary of Consolidated Financial Results for the first half of FY2002

         The six-months under review saw a slowdown in demand within the IT industry, primarily the result of declining corporate IT spending in Japan, Europe and the United States. The corporate spending cuts also put the damper on demand for network security solutions, which have been positioned as a high priority in IT investment.

         We have no intention, however, to change our outlook showing that our industry will undergo steady transition in the long and medium terms in spite of short-term fluctuation, because there still exists an underlying tendency that many companies continue to expand investments into overhaul of mission-critical operation systems. Further, since many of recent harmful viruses are strong and have multiple infection routes, users are requesting vendors of network security products to provide more effective products and services than ever. The number of virus damage reports has increased constantly: while we received 25,644 reports of domestic virus damages over the past year, we have already received 28,938 reports over the first half of this year.

         During the first half of FY2002, Trend Micro domestic operations significantly increased contracts for its Virus Buster Corporate Edition (Office
Scan) and "ServerProtect," winning not only large companies but also medium and small companies. Sales of InterScan, our anti-virus software for Internet servers, rose steadily, in response to the more frequent virus infections spread via e-mail. In the retail market, the sales of "Virus Buster 2002" have been continuously favorable in the current fiscal year in succession to the previous year. Further, the numbers of customers are also rapidly increasing in the VirusWall E-Mail Service (formerly the Internet Outsourcing Service (IOS)) to offer anti-virus solutions in collaboration with ISP (Internet Service Provider).

         In the phase of deployment of our business operations in North America and Europe, anti-virus products, such as "InterScan" series and "ScanMail" series, used in higher layers of hierarchy of the network mainly contributed to the steady growth in sales of the products for relatively large-sized corporate users. As a highly specialized anti-virus solutions provider, we have pioneered post-contract support servies, called "Premium Support," introducing them before our major competitors in the industry. This service is in response to the trend among large corporate users to select a vendor based not only on the performance of its anti-virus software but also on the quality of support the vendor offers during the license period to swiftly alert customers to new viruses.

         During the first half of FY2002, Trend Micro posted consolidated sales of (Yen) 20,507 million, an increase of 58.5 percent over the last year. Consolidated ordinary income increased 108.8 percent to (Yen) 6,271 million, while net income resulted (Yen) 3,517 million.

         Sales in Japan posted an increase of 68.4 percent to (Yen) 12,696 million, while operating income from these sales rose to (Yen) 9,802 million, up
107.4 percent from the comparable period in FY2001. U.S. sales increased 48.4 percent to (Yen) 7,271 million, with operating income totaling
(Yen) 903 million, a 198.7 percent increase. In Europe, sales increased 67.8 percent to (Yen) 4,707 million, and operating loss resulted (Yen) 60 million. Asia Pacific sales increased 51.8 percent to (Yen) 3,525 million, and operating income resulted (Yen) 210 million. Other areas posted combined sales of (Yen) 603 million, a 43.2 percent increase, and operating income of (Yen) 42 million, down 65.0 percent.

Earning Projections for FY2002

         We expect that we will have to face the severe economic environment continuously in FY 2002, because of the prospected continuing economic stagnation in Japan, U.S. and Europe, which is to restrain corporate investments into information systems.

         In Japan, as a response to the severe economic environment, we aim to increase our share in the market for large companies by releasing the products compliant with "TM EPS" as well as to maintain or improve our growing rate in the market for medium and small companies, and retails by offering wider ranges of products and services.

         In North America and Europe, we also aim to increase our share in the market for large companies by releasing the products compliant with "TM EPS". Moreover, we will conduct marketing activities to enhance our brand recognition, in order to expand our customer base not only on large companies, but also on medium and small companies, as well as to enter into the retail market.

         Accordingly, we project our consolidated earnings in FY 2002 and in the 3rd Quarter as follows:

         Projection for FY 2002 (From Jan. 1 to Dec. 31, 2002)

         Consolidate Sales:                    Yen 42,000 Million, up 34.1% from the same term last year
         Consolidated Ordinary Income:         Yen 13,000 Million, up 36.1 % from the same term last year
         Consolidated Net Income:              Yen 7,300 Million, up 201.5 % from the same term last year

         Projection for the 3/rd/ Quarter (Jul. 1 to Sep. 30, 2002)

         Consolidate Sales:                       Yen 9,800 Million to Yen 10,300 Million
         Consolidated Ordinary Income:            Yen 2,250 Million to Yen  2,550 Million
         Consolidated Net Income:                 Yen 1,250 Million to Yen  1,450 Million

        Earnings projections are calculated based on estimated major currency exchange rates of $1 = (Yen) 115 and 1 EUR = (Yen)110.

  3.  Consolidated Semi-annual Financial Statements

   (1)  Consolidated semi-annual balance sheets

                                                                                                             (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Condensed balance sheet
                           Period   At the end of the first half of  At the end of the first half         at the end of the
                                       the current fiscal year        of the previous fiscal year        previous fiscal year
 Account                                 (As of June 30, 2002)            (As of June 30, 2001)       (As of December 31, 2001)
-----------------------------------------------------------------------------------------------------------------------------------
                                           Amount         Percentage        Amount       Percentage        Amount        Percentage
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    %                              %                               %
               (Assets)
       Current assets
  1.  Cash and bank deposits                  46,055,383                      34,618,745                     40,853,417
  2.  Notes and accounts
                receivable,trade              10,740,940                       7,667,480                     12,280,759
  3.  Inventories                                371,790                         206,945                        238,881
  4.  Deferred tax assets                      3,313,136                       2,798,031                      3,209,029
  5.  Others                                   1,218,176                         994,108                        786,996
  6.  Allowance for bad debt                    (528,839)                       (205,200)                      (206,752)
                                         ---------------                  --------------                  -------------
       Total curent assets                    61,170,587        87.8          46,080,110       86.3          57,162,330        87.5
       Non current assets

  1.  Property and equipment         *1
  (1) Building                                   642,960                         372,291                        703,877
  (2) Furniture and fixture                    1,281,594                       1,132,468                      1,290,269
  (3) Others                                      22,728                          13,890                         18,727
                                         ---------------                  --------------                  -------------
      Total property                           1,947,282         2.8           1,518,650        2.8
                and equipment                                                                                  2,012,873        3.1

  2.  Intangibles
  (1) Software                       *3          892,167                         415,635                        661,116
  (2) Software in progress                         3,799                         493,220                        400,202
  (3) Others                                      37,729                          70,671                         49,141
                                         ---------------                  --------------                  -------------
      Total intangibles                          933,695         1.3             979,528        1.8           1,110,461         1.7

  3.  Investments and other
                non-current assets

  (1) Investments in securities      *2        2,854,930                       2,943,721                      2,529,142
  (2) Investments in capital funds               707,389                         928,119                        707,389
  (3) Deferred tax assets                      1,113,576                         167,531                        926,772
  (4) Others                                     954,918                         810,338                        882,995
  (5) Allowance for bad debt                     (14,617)                        (14,617)                       (14,617)
                                         ---------------                  --------------                  -------------
      Total investments and other              5,616,197         8.1           4,835,092        9.1           5,031,681         7.7
                non-current assets
                                         ---------------                  --------------                  -------------
      Total non-current assets                 8,497,175        12.2           7,333,271       13.7           8,155,017        12.5
                                         ---------------                  --------------                  -------------
      Total assets                            69,667,763       100.0          53,413,382      100.0          65,317,347       100.0
                                         ===============                  ==============                  =============

--------------------------------------------------------------------------------

                                                                                                             (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Condensed balance sheet
                                At the end of the first half of   At the end of the first half of        at the end of the
               Period             the current fiscal year          the previous fiscal year             previous fiscal year
 Account                           (As of June 30, 2002)             (As of June 30, 2001)            (As of December 31,2001)
---------------------------------------------------------------------------------------------------------------------------------
                                     Amount         Percentage        Amount         Percentage         Amount       Percentage
                              ---------------------------------------------------------------------------------------------------
                                                           %                                %                               %
        (Liabilities)

I    Current liabilities

  1.   Notes and accounts
           payable, trade                 1,307,013                         708,687                        1,381,995

  2.   Current portion of   *4            8,000,000                               -                        3,000,000
           long-term debt

  3.   Current portion of   *3                    -                          57,200                                -
         long-term borrowing

  4.   Accrued corporate                  1,879,067                         476,052                        3,006,182
         taxes and others

  5.   Deferred revenue                  11,159,665                       6,311,197                        9,342,597

       Allowance for
  6        sales return                     860,240                         403,481                          643,622

  7    Others                             3,875,857                       2,148,569                        4,185,534
                                 ------------------                 ---------------                   --------------
       Total current
          liabilities                    27,081,845       38.9           10,105,186         18.9          21,559,933       33.0

II   Long-term liabilities

  1.   Long-term debt       *4            6,500,000                      15,400,000                       11,500,000

  2.   Long-term borrowing  *3                    -                          71,300                                -

  3.   Deferred  revenue                    857,571                         655,291                          916,873

  4.   Allowance for
         retirement benefits                335,956                         266,651                          313,082

  5.   Others                               163,180                               -                          126,399
                                 ------------------                 ---------------                   --------------
       Total long-term
               liabilities                7,856,708       11.3           16,393,242         30.7          12,856,355       19.7

                                 ------------------                 ---------------                   --------------

       Total liabilities                 34,938,554       50.2           26,498,429         49.6          34,416,288       52.7

      (Minority interests)
       Minority interests                         -          -                    -            -                   -          -

      (Shareholders' equity)

I     Common stock                        7,240,079       10.4            6,799,373         12.7           6,833,677       10.5

II    Additional paid-in capital                  -          -           11,401,742         21.3          11,236,702       17.2

III   Capital surplus                    12,135,120       17.4                    -            -                   -          -
IV    Consolidated
           retained earnings                      -          -            8,180,496         15.3          11,978,410       18.3
V     Accumulated earnings               15,496,223       22.2                    -            -                   -          -
VI    Valuation difference on
           other securities                 (90,051)      (0.1)             293,456          0.6              21,735        0.0
VII   Cumulative translation
               adjustment                   197,292        0.3              244,405          0.5             852,595        1.3
                                 ------------------                 ---------------                   --------------
                                         34,978,664       50.2           26,919,476         50.4          30,923,122       47.3

      Treasury stock                       (249,454)      (0.4)              (4,523)        (0.0)            (22,063)      (0.0)
                                 ------------------                 ---------------                   --------------
VIII  Total shareholders'
              equity                     34,729,209       49.8           26,914,952         50.4          30,901,059       47.3
                                 ------------------                 ---------------                   --------------
        Total liabilities,
          minority interests
          and shareholders'
          equity                         69,667,763      100.0           53,413,382        100.0          65,317,347      100.0
                                 ==================                 ===============                   ==============

---------------------------------------------------------------------------------------------------------------------------------

(2)Consolidated semi-annual income statements

                                                                                                          (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------------
                    Period       For the first half of the       For the first half of the        Consolidated income
                                    current fiscal year            previous fiscal year            statement for the
                                                                                                  previous fiscal year
                                  (From January 1, 2002           (From January 1, 2001          (From January 1, 2001
                                     to June 30, 2002)               to June 30, 2001)            to December 31, 2001)
                                 ------------------------------------------------------------------------------------------------
      Account                           Amount        Percentage       Amount        Percentage        Amount        Percentage
---------------------------------------------------------------------------------------------------------------------------------
I     Sales                               20,507,019     100.0           12,939,355     100.0            31,326,320    100.0
II    Cost of sales                        1,195,693       5.8              732,229       5.7             1,898,970      6.1
                                     ---------------                 --------------                ----------------
      Gross profit                        19,311,325      94.2           12,207,125      94.3            29,427,350     93.9
III   Selling, general and
       administrative expenses  *1        12,954,810      63.2            9,308,645      71.9            19,946,331     63.6
                                     ---------------                 --------------                ----------------
      Operating income                     6,356,514      31.0            2,898,479      22.4             9,481,018     30.3
IV    Non-operating
              income            *2           229,891       1.1              529,037       4.1             1,064,688      3.4
V     Non-operating
              expenses          *3           314,528       1.5              423,369       3.3               996,517      3.2
                                     ---------------                 --------------                ----------------
      Ordinary income                      6,271,878      30.6            3,004,147      23.2             9,549,189     30.5
VI    Unusual losses            *4            11,292       0.1            5,128,883      39.6             5,180,970     16.6
                                     ---------------                 --------------                ----------------
      Income or (losses)
        before taxes                       6,260,585      30.5           (2,124,735)    (16.4)            4,368,218     13.9
      Corporate,inhabitant
        and enterprise tax                 3,010,051      14.6              474,050       3.7             4,205,850     13.4
      Income tax-deferred                   (267,278)     (1.3)          (1,222,199)     (9.5)           (2,258,958)    (7.2)
                                     ---------------                 --------------                ----------------
      Net income or
        (losses)                           3,517,812      17.2           (1,376,587)    (10.6)            2,421,326      7.7
                                     ===============                 ==============                ================

----------------------------------------------------------------------------------------------------------------------------

(3)Consolidated semi-annual statement of retained earnings

                                                                   (Thousands of yen)
-----------------------------------------------------------------------------------------------
                                                  Period       For the first half of the
                                                                  current fiscal year
                                                                 (From January 1, 2002
                                                                     to June 30, 2002)
                                                          -------------------------------------
Account                                                                  Amount
-----------------------------------------------------------------------------------------------
Capital surplus
I      Beginning balance of capital surplus                                          11,236,702
II     Increase in capital surplus
         Newly issued stock by capital increase                                         406,110
         Others                                                                         492,306
III    Ending balance of capital surplus                                             12,135,120

Accumulated earnings
I      Beginning balance of accumulated earnings                                     11,978,410
II     Increase in accumulated earnings
          Net income                                                                  3,517,812
III    Ending balance of accumulated earnings                                        15,496,223
                                                                          =====================
-----------------------------------------------------------------------------------------------

                                                                   (Thousands of yen)
------------------------------------------------------------------------------------------------------------
                      Period            For the first half of the      Condensed consolidated statement of
                                          previous fiscal year       retained earnings for the previous year
                                         (From January 1, 2001              (From January 1, 2001
                                            to June 30, 2001)                to December 31, 2001)
                                       ---------------------------------------------------------------------
   Account                                       Amounts                             Amounts
------------------------------------------------------------------------------------------------------------
I    Beginning balance of
     consolidated retained earnings                        9,557,084                            9,557,084
II   Net income or (losses)                               (1,376,587)                           2,421,326
                                            -------------------------       --------------------------------
III  Ending balance of
     consolidated retained earnings                        8,180,496                           11,978,410
                                            =========================       ================================

------------------------------------------------------------------------------------------------------------

(4)  Consolidated semi-annual cash flow statements

                                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                            Period
                                                                 From January 1,        From January 1,      From January 1, 2001
 Account                                                     (      2002        )   (        2001      )  (     To December 31,  )
                                                                To June 30, 2002       To June 30, 2001               2001
                                                           -------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
I  Cash flows from operating activities
------------------------------------------------------------------------------------------------------------------------------------
   1.  Income (losses) before tax                                     6,260,585             (2,124,735)               4,363,218
------------------------------------------------------------------------------------------------------------------------------------
   2.  Depreciation                                                     950,428                475,025                1,350,782
------------------------------------------------------------------------------------------------------------------------------------
   3.  Amortization for consolidation goodwill                                -              2,253,559                2,253,559
------------------------------------------------------------------------------------------------------------------------------------
   4.  Investment (gain) loss due to equity method accounting            (2,586)               104,849                  129,543
------------------------------------------------------------------------------------------------------------------------------------
   5.  Increase in allowance for bad debt                               337,490                 64,744                   62,591
------------------------------------------------------------------------------------------------------------------------------------
   6.  Decrease in accrued pension and severance costs                        -                (85,896)                 (85,896)
------------------------------------------------------------------------------------------------------------------------------------
   7.  Increase in allowance for retirement benefits                     25,322                265,508                  307,414
------------------------------------------------------------------------------------------------------------------------------------
   8.  Increase (Decrease) in allowance for sales returns               216,617               (105,687)                 134,454
------------------------------------------------------------------------------------------------------------------------------------
   9.  Interest income and dividends earned                            (185,155)              (202,266)                (393,254)
------------------------------------------------------------------------------------------------------------------------------------
  10.  Interest cost                                                    157,560                135,172                  296,625
------------------------------------------------------------------------------------------------------------------------------------
  11.  Bond-issuing cost                                                      -                 34,180                  108,438
------------------------------------------------------------------------------------------------------------------------------------
  12.  Loss on evaluation of investment in capital funds                      -                      -                  220,730
------------------------------------------------------------------------------------------------------------------------------------
  13.  Loss on disposal inventories                                           -                      -                  150,041
------------------------------------------------------------------------------------------------------------------------------------
  14.  Loss on repurchased treasury bond                                  8,800                      -                   12,000
------------------------------------------------------------------------------------------------------------------------------------
  15.  Decrease (Increase) in accounts receivables                    1,263,362              1,364,910               (2,857,080)
------------------------------------------------------------------------------------------------------------------------------------
  16.  (Increase) Decrease in inventories                              (141,097)               113,719                  (62,751)
------------------------------------------------------------------------------------------------------------------------------------
  17.  Increase (Decrease) in account payables                              585               (261,766)                 360,097
------------------------------------------------------------------------------------------------------------------------------------
  18.  Increase in deferred revenue                                   2,059,265              4,228,466                7,168,909
------------------------------------------------------------------------------------------------------------------------------------
  19.  Increase in other current assets                                (468,924)              (148,294)                 (41,612)
------------------------------------------------------------------------------------------------------------------------------------
  20.  (Decrease) Increase in other current liabilities                (237,866)                     -                2,203,488
-----------------------------------------------------------------------------------------------------------------------------------
  21.  Others                                                           146,974                 83,146                 (423,541)
------------------------------------------------------------------------------------------------------------------------------------
                       Sub-total                                     10,391,362              6,194,634               15,262,757
------------------------------------------------------------------------------------------------------------------------------------
  22.  Receipts of interest                                             182,666                197,610                  403,050
------------------------------------------------------------------------------------------------------------------------------------
  23.  Payments for interest                                           (161,754)              (122,592)                (284,432)
------------------------------------------------------------------------------------------------------------------------------------
  24.  Payments for corporate taxes                                  (3,624,846)            (1,618,951)              (2,817,748)
------------------------------------------------------------------------------------------------------------------------------------
            Net cash flow from operating activities                   6,787,428              4,650,700               12,563,627
------------------------------------------------------------------------------------------------------------------------------------
II Cash flows from investing activities
------------------------------------------------------------------------------------------------------------------------------------
   1.  Payments for time-deposit                                              -                (65,511)                 (70,767)
------------------------------------------------------------------------------------------------------------------------------------
   2.  Proceeds from repayment of time-deposit                            5,971                      -                        -
------------------------------------------------------------------------------------------------------------------------------------
   3.  Payment for acquired tangible and intangible
               fixed assets                                            (892,234)            (1,228,759)              (2,729,595)
------------------------------------------------------------------------------------------------------------------------------------
   4.  Payments for investment in securities                           (681,974)            (2,680,926)              (2,929,926)
------------------------------------------------------------------------------------------------------------------------------------
   5.  Proceeds from sale of investment in securities                   152,316              2,611,426                2,811,974
------------------------------------------------------------------------------------------------------------------------------------
            Net cash flow from provided (used) by
               investing activities                                  (1,415,921)            (1,363,770)              (2,918,314)
------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
III Cash flows from financing activities
---------------------------------------------------------------------------------------------------------------------------------
 1.  Payments for long-term borrowings                                              -                (28,600)          (157,100)
---------------------------------------------------------------------------------------------------------------------------------
 2.  Proceeds from bond with detachable warrants                            4,000,000              6,500,000         12,500,000
---------------------------------------------------------------------------------------------------------------------------------
 3.  Payments for bond-issuing cost                                                 -                (34,180)          (108,438)
---------------------------------------------------------------------------------------------------------------------------------
 4.  Payments for bonds maturing                                                    -               (800,000)          (900,000)
---------------------------------------------------------------------------------------------------------------------------------
 5.  Payments for repurchasing treasury stock                              (4,008,800)                     -         (6,812,000)
---------------------------------------------------------------------------------------------------------------------------------
 6.  Proceeds from marketable securities issuing                              812,512                890,508            958,567
---------------------------------------------------------------------------------------------------------------------------------
 7.  (Payments) proceeds for treasury stocks, net                            (227,391)                 9,524            (13,556)
---------------------------------------------------------------------------------------------------------------------------------
 8.  Others                                                                   (31,660)               (34,012)            (7,068)
---------------------------------------------------------------------------------------------------------------------------------
           Net cash flow provided (used) by
                             financing activities                             544,660              6,503,240          5,460,404
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
IV  Translation difference with cash and cash equivalent                     (708,229)               327,561          1,241,430
---------------------------------------------------------------------------------------------------------------------------------
V   Increase (Decrease) in cash and cash equivalents                        5,207,937             10,117,731         16,347,147
---------------------------------------------------------------------------------------------------------------------------------
VI  Beginning balance of cash and cash equivalents                         40,782,649             24,435,502         24,435,502
---------------------------------------------------------------------------------------------------------------------------------
VII Ending balance of cash and cash equivalents                            45,990,587             34,553,234         40,782,649
---------------------------------------------------------------------------------------------------------------------------------

Significant accounting policies and practices for preparing consolidated semi-annual financial statements.

--------------------------------------------------------------------------------------------------------------------
1. Basis of consolidation                        All subsidiaries are consolidated.
                                                  The subsidiaries are the following 15 companies:

                                                  Trend Micro Incorporated (Taiwan)
                                                  Trend Micro Inc. (USA)
                                                  Trend Korea Inc.(Korea)
                                                  Trend Micro Italy S.r.l. (Italy)
                                                  Trend Micro Deutschland GmbH(Germany)
                                                  Trend Micro Australia Pty.Ltd.(Australia)
                                                  Trend Micro do Brasil Ltda. (Brazil)
                                                  Trend Micro France (France)
                                                  Trend Micro Hong Kong Limited (Hong Kong)
                                                  Trend Micro Incorporated Sdn.Bhd.(Malaysia)
                                                  Trend Micro (UK) Limited (United Kingdom)
                                                  Trend Micro Latinoamerica S.A. de C.V. (Mexico)
                                                  Trend Micro (NZ) Limited (Newzealand)
                                                  ipTrend Incorporated (Taiwan)
                                                  Trend Micro (Shanghai) Inc. (China)

                                                  Trend Micro Incorporated Sdn.Bhd.(Malaysia) and ipTrend
                                                  Incorporated (Taiwan) are on the process of the liquidation.

--------------------------------------------------------------------------------------------------------------------
2. Basis of applying equity method                Equity method is applied to investment in
                                                 affiliated companies.
                                                  The affiliated companies are the following 4 companies.
                                                  NTT Data Security Corporation (Japan)
                                                  Soft Trend Capital Corporation (Japan)
                                                  JCN Co., Ltd. (Japan)
                                                  NetSTAR.Inc. (Japan)
                                                  There is no unconsolidated subsidiary and
                                                  affiliate, which equity method is not applied.

--------------------------------------------------------------------------------------------------------------------
3. Fiscal year of consolidated                   All financial statements included in a set of consolidated finan-
   subsidiaries                                  cial statements are prepared as of the same date.
--------------------------------------------------------------------------------------------------------------------
4. Accounting policies and practices            (1) Securities
   (1)Valuation of significant assets            Available-for-sale:

                                                 Available-for-sale with fair market value:
                                                  The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method).

                                                 Available-for-sale without a market value:
                                                  The securities are stated at the weighted average cost.

                                                (2) The transaction of derivatives

                                                    The market value method

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                                                (3) Inventories

                                                  Finished goods Raw materials Supplies
                                                    Finished goods, raw materials and supplies are stated at
                                                    the weighted average cost.
                                                    In Trend Micro Incorporated (Taiwan) and Trend Micro Inc.
                                                    (U.S.A), such inventories are stated at the cost being
                                                    determined by the first-in-first-out method.

                                                   Work in process
                                                    Work in process is stated at the cost being determined by
                                                    accumulated production and development cost for individual projects

--------------------------------------------------------------------------------------------------------------------
  (2)  Depreciation and amortization            (1) Property and equipment
           method for fixed assets
                                                  Parent company -
                                                    Depreciation is computed by declining-balance method.
                                                    Useful life and salvage value of the fixed assets are
                                                    determined using the standard which is regulated by
                                                    corporate tax law.
                                                    Building (excluding facilities and leasehold improvement)
                                                    acquired after April 1, 1998 are depreciated by a straight-
                                                    line method.

                                                   Foreign consolidated subsidiaries -
                                                    Depreciation is computed by a straight-line method.

                                                (2) Intangibles

                                                    Parent company
                                                   (Software for sale)
                                                    Straight-line method over the estimated useful lives.
                                                                           (mainely, for 12 months)

                                                   (Software for internal use)
                                                    Straight-line method over the estimated useful lives
                                                                                    (5 years).

                                                   (Other intangibles)
                                                    Straight-line method
                                                    Amortization years are determined using the standard
                                                    which is regulated by corporate tax law.

                                                    Foreign consolidated subsidiaries
                                                    Straight-line method over the estimated economic
                                                    useful lives.

                                                (3) Long-term prepaid expense
                                                    Amortization is computed by a straight-line method.
                                                    Amortization years are determined using the standard
                                                    which is regulated by corporate tax law.
--------------------------------------------------------------------------------------------------------------------
  (3)  Accounting for significant                   Issuing costs of stocks and bonds are charged to expense when
        deferred assets                             incurred.
--------------------------------------------------------------------------------------------------------------------
  (4)  Accounting policies for significant      (1) Allowance for bad debt
        provisions

                                                    As contingency against losses from default of note and account receivable, the allowance for doubtful accounts is provided.
                                                    The amount is determined using a percentage based on own
                                                    actual doubtful account loss against total of debts and an amount, which takes into consideration the possibility of
                                                    recovering specific liabilities.

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                        (2)   Allowance for sales return

                                              In order to reserve future losses
                                              from sales return subsequent to
                                              the fiscal year-end, allowance for
                                              sales return is provided based on
                                              the past experience in the sales
                                              return.

                                        (3)   Allowance for retirement benefits

                                              In order to reserve future losses
                                              from retirement of employees,
                                              allowance for retirement benefits
                                              are provided based on retirement
                                              benefit liabilities and pension
                                              assets at the end of the period
                                              under reviewing.

                                              Regarding actuarial gain and loss,
                                              they are all expensed in the
                                              following accounting period in
                                              parent company.

                                              In consolidated subsidiaries, they
                                              are amortized by a straight-line
                                              method over the average employee
                                              job life and expensed in the
                                              accouting period of incurrence and
                                              thereafter.

                                              Unrecognized prior service cost is
                                              booked in consolidated
                                              subsidiaries. It is amortized by a
                                              straight-line method over the
                                              average employee job life and
                                              expensed in the accounting period
                                              of incurrence and thereafter.
--------------------------------------------------------------------------------
(5) Translation of major foreign-currency     Foreign-currency financial
    assets and liabilities into Yen.          receivables and liabilities are
                                              translated into yen at the spot
                                              rate effective at the end of the
                                              period. Exchange differential is
                                              treated as a profit/loss.

                                              Foreign-currency assets and
                                              liabilities held by overseas
                                              subsidiaries are translated into
                                              yen at the spot rate effective at
                                              the end of the period. Revenue
                                              and expenses of overseas
                                              subsidiaries are translated into
                                              yen at the average rate during the
                                              period. Exchange differential is
                                              included in "Cumulative
                                              translation adjustment" under
                                              Shareholders' equity.
--------------------------------------------------------------------------------
(6) Accounting for leased assets              Finance leases without transfer of
                                              ownership of the leased assets are
                                              accounted for in the same manner
                                              as applied to operating leases.
--------------------------------------------------------------------------------
(7) Consumption tax                           Transactions subject to
                                              consumption tax are stated at the
                                              amount net of the related
                                              consumption tax.
--------------------------------------------------------------------------------
(8) Accounting treatment for stock            The parent company and its
    warrants and stock options granted to     subsidiaries have adopted
    directors and certain employees under     incentive plans pursuant to which
    the Company's incentive plan              warrants to purchase parent
                                              company shares were granted to
                                              directors and certain employees.
                                              Under these plans, the parent
                                              company issued bonds with
                                              detachable warrants and
                                              immediately repurchased all of the
                                              warrants for distribution to
                                              grantees.

                                              In addition, our U.S. subsidiary
                                              adopted an incentive plan in which
                                              parent company shares, that were
                                              transferred to a special purpose
                                              company by certain large
                                              shareholders, and from the
                                              previous fiscal year, based on the
                                              unrevised Japanese Commercial
                                              Code, the compensation plan of
                                              stock option (subscription right
                                              method) for directors and certain
                                              employees of the company and
                                              subsidiaries that is provided as
                                              specific related entrepreneur on
                                              the Industrial Revitalization
                                              Special Measures Law, were granted
                                              to certain directors and employees
                                              (these three plans are hereinafter
                                              referred to as the "stock option
                                              plan").

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                              The total compensation cost under
                                              the stock option plan is measured
                                              by differences between the quoted
                                              market price of the parent company
                                              shares at the measurement date
                                              (the first date on which both the
                                              number of shares an individual
                                              employee is entitled to receive
                                              and the exercise price are known
                                              (normally the grand date)) and the
                                              exercise price and is recognized
                                              as expense over the exercisable
                                              period.

                                              The warrant portion of the bonds
                                              with detachable warrants issued
                                              under the stock option plan is
                                              recorded as "warrant account" in
                                              current liability upon issuance of
                                              the bonds and eliminated upon
                                              repurchasing the warrants.

                                              The accounting policy on
                                              compensation cost is the same as
                                              that of our U.S. subsidiary. For
                                              the purpose of unification of
                                              accounting policies to disclose
                                              financial position and results of
                                              operation as a group more
                                              accurately, financial statements
                                              before consolidation of parent
                                              company and its subsidiaries
                                              (other than the U.S. subsidiary)
                                              have been adjusted through
                                              consolidation.

                                              The adjustment of the parent
                                              company's financial statements,
                                              which was made on the process of
                                              consolidation, resulted in an
                                              increase in operating income,
                                              ordinary income and income before
                                              taxes of 113,206 thousand yen
                                              each, and an increase in net
                                              income after tax of 65,603
                                              thousand yen. In addition, the
                                              balance of consolidated retained
                                              earnings at the end of first half
                                              of current consolidated fiscal
                                              year is increased by 647,912
                                              thousand yen.

 (9) Revenue recognition method for           Basically, the product license
     Post Contract Customer Support           agreement contracted with the
     Service (PCS)                            end-user states the article for
                                              PCS (customer support and
                                              upgrading of products and its
                                              pattern files).

                                              Parent company and its
                                              subsidiaries adopt the following
                                              revenue recognition method for the
                                              portion of PCS. Portion of PCS
                                              revenue is recognized separately
                                              from total revenue and it is
                                              deferred as deferred revenues
                                              under current liabilities and
                                              non-current liabilities based on
                                              contracted period. Deferred
                                              revenue is finally recognized for
                                              the contracted period evenly.

--------------------------------------------------------------------------------
 5.  Definition of cash and cash              Cash and cash equivalents in the
     equivalent in the consolidated cash      consolidated statement of cash
     flow statement for the first half        flows are composed of cash in
     of current fisical year                  hand, bank deposits able to be
                                              withdrawn on demand and short-term
                                              investments with an original
                                              maturity of three months or less
                                              and which represent a minor risk
                                              of fluctuations in value.
--------------------------------------------------------------------------------

 Notes

         (Consolidated semi-annual balance sheets)                                                   (Thousands of yen)

------------------------------------------------------------------------------------------------------------------------------------
    At the end of the first half of the        At the end of the first half of the            At the end of the previous
            current fiscal year                        previous fiscal year                           fiscal year
           (As of June 30, 2002)                      (As of June 30, 2001)                    (As of December 31, 2001)
------------------------------------------------------------------------------------------------------------------------------------
     1 Accumulated depreciation of                1 Accumulated depreciation of             1 Accumulated depreciation of
         property and equipment                       property and equipment                    property and equipment
               1,504,072                                   999,549                                   1,308,385
------------------------------------------------------------------------------------------------------------------------------------
     2 Major assets owned toward                  2 Major assets owned toward               2  Major assets owned toward
              affiliates                                   affiliates                                affiliates
       Investments in securities                    Investments in securities                 Investments in securities
                87,515                                    109,623                                      84,928
------------------------------------------------------------------------------------------------------------------------------------

         -----------------------                  3 Pledged assets and liabilities               -----------------------
                                                     applied to its assets are as
                                                               follows:
                                                    [Pledged assets]

                                                    Software              21,410

                                                    [Liability applied to the above]

                                                     Current portion of
                                                      Long-term debt        57,200
                                                      Long-term
                                                      Borrowing             71,300
                                                      -----------------------------
                                                      Total                128,500

------------------------------------------------------------------------------------------------------------------------------------
   *4  Treasury bonds                                    -----------------                 *4  Treasury bonds
    In order for the warrants to be granted                                                 In order for the warrants to be granted
    or transferred to the                                                                   or transferred to the
    directors and certain employees                                                         directors and certain employees
    of the Company and the                                                                  of the Company and the
    directors and certain employees                                                         directors and certain employees
    of the affiliated company, parent                                                       of the affiliated company, parent
    company issued unsecured                                                                company issued unsecured
    bonds with detachable warrants.                                                         bonds with detachable warrants.
    Undersection 341-8-4 of Japanese                                                        Undersection 341-8-4 of Japanese
    Commercial Code, the                                                                    Commercial Code, the
    redemption and retirement of                                                            redemption and retirement of
    these bonds are restricted when                                                         these bonds are restricted when
    total amount of bonds is less                                                           total amount of bonds is less
    than the total amount of issue                                                          than the total amount of issue
    price of the stocks from                                                                price of the stocks from
    unexecuted warrants.                                                                    unexecuted warrants.
    To reduce interest costs, parent                                                        To reduce interest costs, parent
    company repurchased a part of                                                           company repurchased a part of
    the issued bonds after warrants were                                                    the issued bonds after warrants were
    detached. For this reason,the company                                                   detached. For this reason,
    intends to hold the treasury bonds                                                      the Company intends to hold
    until they can be retired legally and                                                   the treasury bonds until they can be
    it is same as the redemption                                                            retired legally and it is same as
    substantially.                                                                          the redemption substantially.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Thus, bonds and treasury bonds                                                      Thus, bonds and treasury bonds
are disclosed in net amount in the                                                  are disclosed in net amount in the
balance sheet as follows. The                                                       balance sheet as follows. The
difference between the repurchased                                                  difference between the repurchased
price and book value of the                                                         price and book value of the
treasury bonds at the time of                                                       treasury bonds at the time of
transaction are booked as loss on                                                   transaction are booked as loss on
repurchase of treasury bonds in the                                                 repurchase of treasury bonds in the
unusual loss section.                                                               unusual loss section.


            (Thousands of yen)                                                                  (Thousands of yen)

        Current liability   Non-current liability                                          Current liability   Non-current liability

Bonds   -----------------   ---------------------                                   Bonds  -----------------   ---------------------
              8,800,000           16,500,000                                                   3,800,000             17,500,000


Treasury                                                                            Treasury
bonds          (800,000)         (10,000,000)                                       bonds       (800,000)            (6,000,000)

        ----------------    ---------------------                                          -----------------   ---------------------
              8,000,000            6,500,000                                                   3,000,000             11,500,000

        =================   =====================                                          =================   =====================

------------------------------------------------------------------------------------------------------------------------------------

(Consolidated semi-annual income statements)

                                                                                                           (Thousands of yen)
----------------------------------------------------------------------------------------------------------------------------------
For the first half of the current fiscal year  For the first half of the previous fiscal year  For the previous fiscal year
           (From January 1, 2002 )                         (From January 1, 2001)                 (From January 1, 2001)
              To June 30, 2002                               To June 30, 2001                      To December 31, 2001
----------------------------------------------------------------------------------------------------------------------------------
   1. Major components of selling, general      1. Major components of selling, general and      1. Major components of selling,
     and administrative expenses                  administrative expenses                          general and administrative
                                                                                                   expenses
Advertising and sales                          Advertising and sales                           Advertising and sales
           promotions               2,511,275             promotions                1,141,450             promotions     2,617,250
Salaries and bonuses                3,118,262  Salaries and bonuses                 2,539,854  Salaries and bonuses      5,827,285
Out-side service fee                  528,104  Out-side service fee                   789,749  Out-side service fee      1,643,626
Depreciation expense                  310,716  Depreciation expense                   198,818  Depreciation expense        462,450
Research and Development costs        914,720  Research and Development costs       1,246,142  Research and development
Software maintenance fee              924,705  Amortization of consolidated                    costs                     1,901,434
                                                  goodwill                            252,763  Amortization of
                                               Software maintenance fee               325,115    consolidated goodwill     252,763
                                                                                               Software maintenance fee    853,766
----------------------------------------------------------------------------------------------------------------------------------
   2. Major components of                       2. Major components of                           2. Major components of
            non-operating income                       non-operating income                             non-operating income
Interest income                       185,155  Interest income                        202,266  Interest income             393,254
Equity in gain of affiliated                   Foreign exchange gain                  307,532  Foreign exchange gain       567,551
  companies                             2,586
----------------------------------------------------------------------------------------------------------------------------------
   3. Major components of                       3. Major components of                           3. Major components of
            non-operating expense                        non-operating expense                        non-operating expense
Interest expense                      157,560  Interest expense                       135,172  Interet expense             296,625
Foreign exchange loss                  98,695  Bond issue costs                        34,180  Bond issue cost             108,438
                                               Equity in loss of affiliated companies 104,849  Equity in loss of
                                               Loss on disposal of products            49,328    affiliated companies      129,543
                                                                                               Loss on disposal of
                                                                                                 product                   150,041
                                                                                               Loss on evaluation of
                                                                                               investment in capital fund  220,730
----------------------------------------------------------------------------------------------------------------------------------
   4. Major components of                      4. Major components of                            4. Major components of
               unusual losses                                 unusual losses                                  unusual losses
Loss on disposal of                            Amortization of                                 Loss on disposal of
                fixed assets            2,492    Consolidated Goodwill                            fixed assets              30,307
Loss on repurchased                            (the component of                               Amortization of
            treasury bond               8,800           Unusual Losses)             2,000,795   Consolidated Goodwill
                                               Loss on prior year                              (the component of
                                                adjustment (due to                                  Unusual Losses)      2,000,795
                                                change in revenue                              Loss on prior year
                                                recognition)                        3,009,009   adjustment (due to
                                               Retirement benefit expense             119,077   change in revenue
                                                                                                recognition)             3,009,009
                                                                                               Retirement benefit
                                                                                                          expense          119,077
                                                                                               Loss on repurchased
                                                                                                     treasury bond          12,000
==================================================================================================================================

 (Consolidated semi-annual cash flow statement)

                                                                                                                  (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
 For the first half of the current fiscal year   For the first half of the previous fiscal year   For the previous fiscal year
           (From January 1, 2002)                      (From January 1, 2001)                       (From January 1, 2001)
              To June 30, 2002                            To June 30, 2001                           To December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
 1. The ending balance of cash and               1. The ending balance of cash                    1. The ending balance of cash
 cash equivalents and accounts in                   and cash equivalents and                         and cash equivalents and
 the consolidated balance sheet                     accounts in the consolidated                     accounts in the consolidated
                                                    balance sheet                                    balance sheet
Cash and deposits                  46,055,383   Cash and deposits                  34,618,745    Cash and deposits       40,853,417

Time deposit matured over                       Time deposit matured over                        Time deposit matured over
 3 months (excluded from                         3 months (excluded from                          3 months (excluded from
        cash and deposit)             (64,795)         cash and deposit)              (65,511)          cash and deposit)   (70,767)
                                   ----------                                      ----------                            ----------
Cash and                                        Cash and                                         Cash and
      cash equivalents             45,990,587         cash equivalents             34,553,234          cash equivalents   40,782,649
====================================================================================================================================

4. Segment Information

1.  Industry segment information
       The company and its subsidiaries had operated principally in two industry segments: "Security software business" and "Internet infrastructure-related products/service business". However, ip Trend Incorporated (Tokyo Shibuya-ku) and ip Trend Incorporated (Tokyo Chuo-ku) which have operated "Internet-related product/service business" was liquidated in the previous fiscal year and ip Trend Incorporated (Taiwan) has been processed to liquidate. Thus, from the current fiscal year, the company and its subsidiaries are specialized in "Security software business". Also, industry segment information was not disclosed in the first-half of the previous fiscal year since more than 90% of sales and operating income in all segments were from the "security software business" in accordance with Ordinance on Consolidated Financcial Statements.

2.  Geographic segment information

                                                                                                                  (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                             For the first-half of the current fiscal year           (From January 1, 2002
                                                                                       To June 30, 2002)
                            -------------------------------------------------------------------------------------------------------
                               Japan    North America    Europe    Asia Pacific    Others         Total    Eliminations   Consoli-
                                                                                                                 or        dated
                                                                                                             Corporate
-----------------------------------------------------------------------------------------------------------------------------------
  Sales and operating
           profit/loss

       Sales

 (1) Sales to                8,570,556     4,667,439     4,681,702   1,984,283       603,037   20,507,019            -  20,507,019
        third parties
 (2) Intersegment            4,126,129     2,603,594        25,884   1,541,443             -    8,297,051   (8,297,051)          -
              sales
-----------------------------------------------------------------------------------------------------------------------------------
           Total            12,696,685     7,271,033     4,707,586   3,525,727       603,037   28,804,070   (8,297,051) 20,507,019
-----------------------------------------------------------------------------------------------------------------------------------
  Operating expenses         2,893,874     6,367,553     4,767,830   3,315,177       560,804   17,905,241   (3,754,737) 14,150,504
-----------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)    9,802,810       903,480      (60,244)     210,549        42,232   10,898,828   (4,542,313)  6,356,514
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                            For the first-half of the previous fiscal year         (From January 1, 2001
                                                                                     To June 30, 2001)
                           --------------------------------------------------------------------------------------------------------
                              Japan       North         Taiwan       Europe     Others         Total      Eliminations   Consoli-
                                         America                                                               or         dated
                                                                                                           Corporate
-----------------------------------------------------------------------------------------------------------------------------------
  Sales and operating
           profit (loss)
       Sales

 (1) Sales to               4,487,537    4,017,815         883,543 2,796,599     753,858     12,939,355             -  12,939,355
        third parties
 (2) Intersegment           3,053,423      881,345       1,080,149     8,105      35,295      5,058,319    (5,058,319)          -
                sales
-----------------------------------------------------------------------------------------------------------------------------------
           Total            7,540,960    4,899,160       1,963,693 2,804,705     789,153     17,997,674    (5,058,319) 12,939,355
-----------------------------------------------------------------------------------------------------------------------------------
 Operating expenses         2,815,535    4,596,694       1,991,885 2,851,499     771,900     13,027,514    (2,986,639) 10,040,875
-----------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)    4,725,425      302,466         (28,192)  (46,794)     17,253      4,970,159    (2,071,679)  2,898,479
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                     For the previous fiscal year                  (From January 1, 2001
                                                                                    To December 31 2001)
                           --------------------------------------------------------------------------------------------------------
                               Japan       North        Taiwan       Europe     Others         Total      Eliminations   Consoli-
                                          America                                                              or         dated
                                                                                                           Corporate
-----------------------------------------------------------------------------------------------------------------------------------
  Sales and operating
           profit (loss)
       Sales

 (1) Sales to               12,114,971    8,577,200      1,896,325 6,860,192   1,877,630     31,326,320            -   31,326,320
         third parties
 (2) Intersegment            6,914,741    2,530,239      2,288,584    21,285     101,687     11,856,537  (11,856,537)           -
                sales
-----------------------------------------------------------------------------------------------------------------------------------
           Total            19,029,713   11,107,439      4,184,909 6,881,478   1,979,317     43,182,858  (11,856,537)  31,326,320

-----------------------------------------------------------------------------------------------------------------------------------
 Operating expenses          5,730,025   10,037,183      4,328,060 6,349,022   1,807,521     28,251,812  ( 6,406,510)  21,845,302
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
 Operating income (loss)    13,299,688    1,070,256       (143,150)  532,455     171,795     14,931,045  ( 5,450,026)   9,481,018
-----------------------------------------------------------------------------------------------------------------------------------

(Notes)
1.   Classification of countries and regions is based on geographical proximity.

2.   Classification of countries and regions into each geographic segment.
      North America   :  U.S.A.
      Europe          :  Italy, Germany, France, UK
      Asia Pacific    :  Taiwan, Korea, Australia, Hong Kong, Malaysia, New
                         Zealand, China
      Others          :  Brazil, Mexico

3. Unallocable operating expenses for the current semi-annual period in the operating expense (JPY 5,531 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

4. Unallocable operating expenses for the previous semi-annual period in the operating expense (JPY 2,565 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

5. Unallocable operating expenses for the previous annual period in the operating expense (JPY 6,310 millions) is included in "Eliminations or Corporate". Major components are expenses for the administrative department in parent company and research and development costs for our products.

6. Unallocable operating expenses are included in "Elimination or Corporate" due to the difficulty in recognizing their contribution to each segments' profit and loss.

7. Taiwan had been disclosed separately. However, the sales volume in Taiwan have been decreasing and it is expected to decline more. In addition, strictly considering geographical proximity, it is rational to disclose Taiwan together with Korea, Australia, Hong Kong, Malaysia, New Zealand and China. Therefore, from the first half of the current fiscal year, they are disclosed as "Asia Pacific". Segment information for the first half of the previous fiscal year and previous fiscal year in the current way of classification and allocation are as follows.

                                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                             For the first-half of the previous fiscal year        (From January 1, 2001
                                                                                      To June 30, 2001)
                             -------------------------------------------------------------------------------------------------------
                                                                                                             Eliminations
                                             North                                                               or         Consoli-
                                Japan       America        Europe     Asia Pacific    Others        Total     Corporate      dated
------------------------------------------------------------------------------------------------------------------------------------
  Sales and operating
     profit/loss
       Sales
 (1) Sales to
        third parties        4,487,537    4,017,815      2,796,599   1,216,370      421,031    12,939,355            -    12,939,355
 (2) Intersegment sales      3,053,423      881,345          8,105   1,106,732            -     5,049,606   (5,049,606)            -
------------------------------------------------------------------------------------------------------------------------------------
            Total            7,540,960    4,899,160      2,804,705   2,323,103      421,031    17,988,961   (5,049,606)   12,939,355
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses         2,815,535    4,596,694      2,851,499   2,454,772      300,300    13,018,802   (2,977,926)   10,040,875
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)    4,725,425      302,466        (46,794)   (131,669)     120,730     4,970,159   (2,071,679)    2,898,479
------------------------------------------------------------------------------------------------------------------------------------

                                                                                   (From January 1, 2001
                              For the first-half of the previous fiscal year        To December 31, 2001)
                             -------------------------------------------------------------------------------------------------------
                                                                                                            Eliminations
                                                                                                                or         Consoli-
                                Japan    North America   Europe   Asia Pacific    Others        Total       Corporate       dated
------------------------------------------------------------------------------------------------------------------------------------
  Sales and operating
     profit/loss
       Sales
 (1) Sales to
        third parties         12,114,971     8,577,200   6,860,192   2,803,818      970,137    31,326,320            -    31,326,320
 (2) Intersegment sales        6,914,741     2,530,239      21,285   2,367,299            -    11,833,565  (11,833,565)            -
------------------------------------------------------------------------------------------------------------------------------------
            Total             19,029,713    11,107,439   6,881,478   5,171,117      970,137    43,159,886  (11,833,565)   31,326,320
------------------------------------------------------------------------------------------------------------------------------------
  Operating expenses           5,730,025    10,037,183   6,349,022   5,454,439      658,171    28,228,841   (6,383,539)   21,845,302
------------------------------------------------------------------------------------------------------------------------------------
  Operating income (loss)     13,299,688     1,070,256     532,455    (283,321)     311,966    14,931,045   (5,450,026)   9,481,018
------------------------------------------------------------------------------------------------------------------------------------

(3) Overseas sales

                                                                                           (Thousands of yen)
--------------------------------------------------------------------------------------------------------------
                                                                                      (From January 1, 2002
                                    For the first-half of the current fiscal year        To June 30, 2002)
                                  ----------------------------------------------------------------------------
                                      North
                                     America         Europe       Asia Pacific      Others          Total
--------------------------------------------------------------------------------------------------------------
I   Overseas sales                  4,667,439      4,681,702        1,984,283       603,037      11,936,462
II  Consolidated sales                                                                           20,507,019
III Ratio of overseas sales
    against consolidated sales           22.8%          22.8%             9.7%          2.9%           58.2%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                      (From January 1, 2001
                                    For the first-half of the previous fiscal year       To June 30, 2001)
                                  ----------------------------------------------------------------------------
                                      North
                                     America         Taiwan         Europe         Others          Total
--------------------------------------------------------------------------------------------------------------
I   Overseas sales                  4,017,815        663,751        2,796,599       982,714       8,460,881
II  Consolidated sales                                                                           12,939,355
III Ratio of overseas sales
    against consolidated sales           31.1%           5.1%            21.6%          7.6%           65.4%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                      (From January 1, 2001
                                           For the previous fiscal year                To December 30, 2001)
                                  ----------------------------------------------------------------------------
                                      North
                                     America         Taiwan          Europe        Others          Total
--------------------------------------------------------------------------------------------------------------
I   Overseas sales                  8,577,200      1,905,389        6,860,192     1,877,630      19,220,413
II  Consolidated sales                                                                           31,326,320
III Ratio of overseas sales
    against consolidated sales           27.4%           6.1%            21.9%          6.0%           61.4%
--------------------------------------------------------------------------------------------------------------

(Note)  1. Overseas sales are sales to countries/regions other than Japan by
           Trend Micro Inc. and its consolidated subsidiaries.
        2. Classification of countries/region is based on geographical proximity.
        3. Classification     North America   :  USA
                              Europe          :  Italy, Germany, France, UK
                              Asia Pacific    :  Taiwan, Korea, Australia, Hong
                                                 Kong, Malaysia, New Zealand,
                                                 China
                              Others          :  Brazil, Mexico

        4. Taiwan had been disclosed separately. However, the sales volume in Taiwan have been decreasing and it is expected to decline more. In addition, strictly considering geographical proximity, it is rational to disclose Taiwan together with Korea, Australia, Hong Kong, Malaysia, New Zealand and China. Therefore, from the current semi-annual period, they are disclosed as "Asia Pacific". Segment information for the previous semi-annual period and previous fiscal year in the current way of classification and allocation are as follows.

                                                                                         (Thousands of yen)
--------------------------------------------------------------------------------------------------------------
                                                                                      (From January 1, 2001
                                    For the first-half of the previous fiscal year       To June 30, 2001)
                                  ----------------------------------------------------------------------------
                                      North
                                     America         Europe       Asia Pacific      Others          Total
--------------------------------------------------------------------------------------------------------------
I   Overseas sales                  4,017,815      2,796,599        1,225,435       421,031       8,460,881
II  Consolidated sales                                                                           12,939,355
III Ratio of overseas sales
    against consolidated sales           31.1%          21.6%             9.5%          3.3%           65.4%
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                                      (From January 1, 2001
                                           For the previous fiscal year                To December 31, 2001)
                                  ----------------------------------------------------------------------------
                                      North
                                     America         Europe       Asia Pacific      Others          Total
--------------------------------------------------------------------------------------------------------------
I   Overseas sales                  8,577,200      6,860,192        2,812,882       970,137      19,220,413
II  Consolidated sales                                                                           31,326,320
III Ratio of overseas sales
    against consolidated sales           27.4%          21.9%             9.0%          3.1%           61.4%
--------------------------------------------------------------------------------------------------------------

5. Lease transactions    None

6. Fair Market Value of Marketable Securities

(1) Available-for-sale with fair market value

                                                                                                                  (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
  Classification          At the end of the first half of the     At the end of the first half of the        At the end of the
                                 current fiscal year                     previous fiscal year               previous fiscal year
                                 As of June 30, 2002
                                                                        (As of June 30, 2001)             (As of December 31, 2001)
------------------------------------------------------------------------------------------------------------------------------------
                                    Recorded                             Recorded                             Recorded
 Available-for-sale  Acquisition    amount on   Difference Acquisition   amount on   Difference  Acquisition  amount on   Difference
                         cost    Consolidated                cost      Consolidated                  cost    Consolidated
                                     BS                                    BS                                    BS
------------------------------------------------------------------------------------------------------------------------------------
1. Equity securities   140,905       82,103      (58,802)    332,475      737,206     404,730      172,475     100,193     (72,282)

2. Debt securities

 Government bond/
   Municipal bond      277,503      251,069      (26,433)

 Corporate bond      1,970,171    1,886,941      (83,229)  1,700,000    1,768,510      68,510    1,700,000   1,746,920      46,920

 Others

3. Others                                                      9,995        9,781        (214)
------------------------------------------------------------------------------------------------------------------------------------
       Total         2,388,580    2,220,114     (168,465)  2,042,471    2,515,498     473,027    1,872,475   1,847,113     (25,362)
------------------------------------------------------------------------------------------------------------------------------------


(2)      Major securities market value non-applicable

                                                                                                        (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
           Classification        At the end of the first half of    At the end of the first half of        At the end of the
                                    the current fiscal year           the previous fiscal year              previous fiscal year
                                    (As of June 30, 2002)              (As of June 30, 2001)             (As of December 31, 2001)
------------------------------------------------------------------------------------------------------------------------------------
         Available-for-sale          Recorded amount on                 Recorded amount on                   Recorded amount on
                                      consolidated B/S                   consolidated B/S                     consolidated B/S
------------------------------------------------------------------------------------------------------------------------------------
1.  Unlisted securities                                  634,815                            428,223                         682,028
  (excluding OTC transaction securities)

2.  Others
------------------------------------------------------------------------------------------------------------------------------------
              Total                                      634,815                            428,223                         682,028
------------------------------------------------------------------------------------------------------------------------------------

7.   Contract or Notional amount, FMV and Valuation gain(loss) of Derivatives

   Basic policies for derivative transactions

      A corporate policy of Trend Micro Group does not engage in derivative transactions. However, the interest cap trading and the interest rate swap had been made by ipTrend Incorporated (Tokyo, Chuo-ku, liquidated in the previous fiscal year), before the company acquisition. (Due to business transfer to Trend Micro in the previous fiscal year, Trend Micro Inc. has been transferred the interest cap trading and the interest rate swap.) Trend Micro Group has no intention of changing, so there will no newly derivative transactions in future. These transactions had been made to avoid risks for interest rate fluctuation. The borrowing applied to the hedge was paid completely, when ipTrend Incorporated became a consolidated subsidiary.

   The contractor for the interest cap trading and the interest rate swap is the financial institution, which is trustworthy institution. No expectation is required for future losses because of any defaults. In addition, these transactions have a risk related to rate changing, but there is no significant effect for the company business.

   The contract amount of "Fair market value of the derivative transaction" doesn't show the amount of risks on the derivative market.

Fair market value of the derivative transaction

                 Contract or notional amount, fair market value and appraisal gain (loss)
----------------------------------------------------------------------------------------------------------------
                                      At the end of the first half of the   At the end of the first half of the
Classification                                current fiscal year                  previous fiscal year
                                              As of June 30, 2002                  As of June 30, 2001
                                      --------------------------------------------------------------------------
                   Type               Contract amount                       Contract amount
                                                        Fair                                  Fair
                                               ------  market   Appraisal            ------  market   Appraisal
                                               Over    value   gain (loss)           Over    value   gain (loss)
                                               1 year                                1 year
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------
                   Interest cap
Out-side market
 transaction

                     Buy              100,000 100,000      14    (3,185)    100,000 100,000     111      (3,088)


                    (Option            (3,200) (3,200)                       (3,200) (3,200)
                      Premium)

                   Interest rate
                    swap

                   Receive/floating   200,000 200,000  (8,737)   (8,737)    200,000 200,000  (10,680)   (10,680)
                    and pay/fixed
----------------------------------------------------------------------------------------------------------------
          Total                       300,000 300,000  (8,722)  (11,922)    300,000 300,000 (10,569)    (13,768)
----------------------------------------------------------------------------------------------------------------

                                                (Thousands of yen)
----------------------------------------------------------------------------
                                                At the end of the
Classification                                 previous fiscal year
                                             As of December 31, 2001
                                     ---------------------------------------
                   Type               Contract amount
                                                          Fair
                                               ------    market   Appraisal
                                               Over      value   gain (loss)
                                               1 year
----------------------------------------------------------------------------
----------------------------------------------------------------------------
                   Interest cap
Out-side market
 transaction

                     Buy              100,000   100,000      63    (3,136)


                    (Option            (3,200)   (3,200)
                      Premium

                   Interest rate
                   swap

                   Receive/floating   200,000   200,000  (9,773)   (9,773)
                    and pay/fixed
---------------------------------------------------------------------------
          Total                       300,000   300,000  (9,710)  (12,910)
---------------------------------------------------------------------------

(Note) 1. The amount of option premium is stated in ( ) and the fair market value of it and appraisal gain (loss) are stated on the above.
       2. Fair market value is determined based on the price, which is provided by the contractor of the financial institute.


8. Significant subsequent events

   N/A

9.  Manufacturing and sales result

(1)  Manufacturing result
                                                              (Thousands of yen)

-------------------------------------------------------------------------------------------------------------------------
                        Period             (From January 1, 2002   (From January 1, 2001       (From January 1, 2001
    Products                                  To June 30, 2002)        To June 30, 2001)        To December 31, 2001)
-------------------------------------------------------------------------------------------------------------------------
    PC Client                                      25,286                    4,116                       150,846
-------------------------------------------------------------------------------------------------------------------------
    LAN Server                                          -                   15,735                        25,031
-------------------------------------------------------------------------------------------------------------------------
    Internet Server                               375,008                  154,956                       570,641
-------------------------------------------------------------------------------------------------------------------------
    Other Products                                461,952                   10,290                       205,382
-------------------------------------------------------------------------------------------------------------------------
     Internet based products/
     service                                            -                  356,427                       354,040
-------------------------------------------------------------------------------------------------------------------------
                        Total                     862,247                  541,525                     1,305,942
-------------------------------------------------------------------------------------------------------------------------

(Note) 1. Amount is based on manufacturing expense.
       2. Consumption tax is not included in the amount above.

(2)  Sales result

                                                              (Thousands of yen)

-------------------------------------------------------------------------------------------------------------------------
                        Period             (From January 1, 2002   (From January 1, 2001       (From January 1, 2001
    Products                                  To June 30, 2002)        To June 30, 2001)        To December 31, 2001)
-------------------------------------------------------------------------------------------------------------------------
    PC Client                                    7,231,689                4,320,161                  11,283,846
--------------------------------------------------------------------------------------------------------------------------
    LAN Server                                   2,633,354                1,237,716                   3,400,685
--------------------------------------------------------------------------------------------------------------------------
    Internet Server                              6,942,460                4,513,593                  10,070,003
--------------------------------------------------------------------------------------------------------------------------
    Other Products                                 528,772                  209,099                     681,483
--------------------------------------------------------------------------------------------------------------------------
     Internet based products/
     service                                             -                  505,043                     574,197
--------------------------------------------------------------------------------------------------------------------------
                        Sub-total               17,336,276               10,785,615                  26,010,216
--------------------------------------------------------------------------------------------------------------------------
    Other service                                3,170,742                2,153,739                   5,316,103
--------------------------------------------------------------------------------------------------------------------------
                        Total                   20,507,019               12,939,355                  31,326,320
--------------------------------------------------------------------------------------------------------------------------

(Note) 1. Quantity is omitted due to many types of products included in one product line.

                                                                   July 30, 2002
                 Report of First-Half Results (Non-consolidated)
                    For Fiscal Year Ending December 31, 2002

    Company:     Trend Micro Incorporated     Tokyo Stock Exchange 1/st/ Section
    Code:        4704                         Location: Tokyo

    (URL  http://www.trendmicro.co.jp/)

    Contact:     Title       Controller, Financial & Accounting Department
                 Name        Ryo Masaki                  (Phone: 81-3-5334-3600)

    Date of the board of directors meeting
            authorizing the first-half results:          July 30, 2002

The company can distribute semi-annual cash dividends based on the Article of corporation. Starting date of semi-annual dividend payment: No semi-annual dividends were authorized for this semi-annual period.

     The company adopts Unit Stock method. (One unit: 500 shares)

1. Financial Highlights for the first half of FY 2002 (January 1, 2002 through June 30, 2002)

(1) Results of operations

(All figures except for per share information are rounded down to millions of yen.)

---------------------------------------------------------------------------------------------------------------------------------
                                                                 Operating                          Ordinary
                              Sales             Growth rate        income        Growth rate         income         Growth rate
---------------------------------------------------------------------------------------------------------------------------------
                             Millions of yen                  Millions of yen                    Millions of yen
The first half of FY 2002         12,696           79.7             4,263           57.9              4,104            47.7
The first half of FY 2001          7,066           78.9             2,699          454.2              2,779           491.3

---------------------------------------------------------------------------------------------------------------------------------
FY 2001 (annual)                  18,454                            7,579                             7,589
---------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------
                                                             Net income
                            Net income       Growth rate     per share
------------------------------------------------------------------------
                          Millions of yen                       Yen


The first half of FY 2002       2,251                          17.03
The first half of FY 2001      (2,166)                        (16.49)
------------------------------------------------------------------------
FY 2001 (annual)                  393                           2.99
------------------------------------------------------------------------

(Note)
1. Weighted average number of shares        132,153,432 shares (for the first
   outstanding:                             half of FY 2002)
                                            131,339,944 shares (for the first
                                            half of FY 2001)
                                            131,594,913 shares (for FY 2001)

2. Change in accounting policies:  None

3. The percentage of sales, operating income, ordinary income and net income are comparison to the first half of prior fiscal year.

(2) Dividends
----------------------------------------------------------------------------
                          Semi-annual dividends          Annual dividends
                                per share                     per share
                                  (Yen)                       (Yen)
---------------------------------------------------------------------------

The first half of FY 02                      0                         -
The first half of FY 01                      0                         -
---------------------------------------------------------------------------
FY 01 (annual)                               -                         0
---------------------------------------------------------------------------

(3) Financial Position
-------------------------------------------------------------------------------------------------------------------
                                                                         Shareholders'      Shareholders' equity
                           Total assets       Shareholders' equity       equity ratio             per share
-------------------------------------------------------------------------------------------------------------------
        As of            Millions of yen       Millions of yen                                      Yen
      June 30, 2002           54,196                 23,985                  44.3                  181.02
      June 30, 2001           41,809                 18,803                  45.0                  142.80
-------------------------------------------------------------------------------------------------------------------
    December 31, 2001         49,142                 21,139                  43.0                  160.10
-------------------------------------------------------------------------------------------------------------------

 (Note)
 1. Number of shares issued at        132,492,510 shares as of June 30, 2002
    the end of period:                131,681,887 shares as of June 30, 2001
                                      132,052,284 shares as of December 31, 2001

 2. Number of treasury stocks at          72,654 shares as of June 30,2002
     the end of period:                      916 shares as of June 30, 2001
                                           9,102 shares as of December 31, 2001

1. Non-consolidated Semi-annual Financial Statements
   (1) Non-consolidated semi-annual balance sheets

                                                                                                              (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
          Period                                                                At the end of the first     Condensed balance sheet
                                               At the end of the first half   half of the previous fiscal        at the end of
                                                of the current fiscal year              year                 previous fiscal year
      Account                                     (As of June 30, 2002)           (As of June 30, 2001)    (As of December 31, 2001)
------------------------------------------------------------------------------------------------------------------------------------
                                                  Amount         Percentage     Amount      Percentage      Amount        Percentage
                                                                     %                          %                             %
                                             ---------------------------------------------------------------------------------------
        (Assets)
I  Current assets
   1.   Cash and bank deposits                   35,002,683                   23,950,538                  27,935,721
   2.   Accounts receivable, trade                6,862,634                    4,726,066                   9,062,033
   3.   Treasury stock                     2              -                        4,523                           -
   4.   Inventories                                 198,631                       32,792                     110,253
   5.   Intercompany loan receivables                91,924                    1,349,980                     508,266
   6.   Other accounts receivable                   785,462                      873,047                     553,079
   7.   Deferred tax assets                       2,915,766                    1,764,611                   2,704,514
   8.   Others                                      107,580                      228,682                     155,031
   9.   Allowance for bad debt                      (96,416)                    (473,275)                   (127,923)
                                               ------------                   ----------                   ---------
         Total current assets                    45,868,267         84.6      32,456,969        77.6      40,900,977         83.2
II Non-current assets
   1.   Property and equipment             1        661,318          1.2         266,152         0.6         676,311          1.4
   2.   Intangibles
     (1) Software copyright                               -                       46,070                           -
     (2) Software                                   578,376                      148,955                     465,072
     (3) Software in progress                         3,799                      493,220                     400,202
     (4) Others                                      34,131                       52,361                      44,411
                                               ------------                   ----------                  ----------
           Total intangibles                        616,307          1.1         740,608         1.8         909,686          1.9
   3.   Investments and other non-current
           assets
     (1) Investments in securities                2,767,414                    2,824,316                   2,444,213

     (2) Investments in subsidiaries and
           affiliates                             2,183,471                    3,894,043                   2,255,464
     (3) Deferred tax assets                        811,734                       39,176                     584,069
     (4) Others                                   1,303,188                    1,603,680                   1,387,791
     (5) Allowance for bad debts                    (14,797)                     (15,477)                    (15,559)
                                               ------------                   ----------                  ----------
      Total investments and other
        non-current assets                        7,051,013         13.1       8,345,739        20.0       6,655,983         13.5
                                               ------------                   ----------                  ----------
      Total non-current assets                    8,328,638         15.4       9,352,500        22.4       8,241,981         16.8
                                               ------------                   ----------                  ----------
           Total assets                          54,196,905        100.0      41,809,470       100.0      49,142,958        100.0
                                               ============                   ==========                  ==========

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                             (Thousands of yen)
-----------------------------------------------------------------------------------------------------------------------------------
               Period                      At the end of the first                                       Condensed balance sheet at
                                           half of the current fiscal     At the end of the first half    the end of the previous
        Account                            year                           of the previous fiscal year            fiscal year
                                             (As of June 30, 2002)           (As of June 30, 2001)       (As of December 31, 2001)
-----------------------------------------------------------------------------------------------------------------------------------
                                                Amount      Percentage        Amount      Percentage      Amount        Percentage
-----------------------------------------------------------------------------------------------------------------------------------
               Liabilities
   Current liabilities
   1.  Accounts payable, trade                     86,934                        24,801                    231,874
   2.  Current portion of
                long-term debt         5        8,000,000                             -                  3,000,000
   3.  Accounts payable, other                  3,157,370                     1,569,093                  1,840,557
   4.  Accrued corporate taxes
                    and other                   1,591,000                         3,756                  2,269,000
   5.  Allowance for sales returns                704,191                       179,739                    505,309
   6.  Warrants                                 3,035,527                     1,917,943                  2,556,691
   7.  Deferred revenue                         5,666,866                     3,011,041                  4,619,339
   8.  Others                          3          682,953                       367,416                    783,885
                                             ------------                  ------------                -----------
           Total current liabilities           22,924,844        42.3         7,073,791       16.9      15,806,660        32.2
   Long-term liabilities
   1.  Long-term debt                  5        6,500,000                    15,400,000                 11,500,000
   2.  Deferred revenue                           515,418                       335,737                    466,493
   3.  Allowance for retirement
                    benefits                      271,594                       196,423                    229,924
                                             ------------                  ------------                -----------
         Total long-term liabilities            7,287,012        13.4        15,932,160       38.1      12,196,418        24.8
                                             ------------                  ------------                -----------
         Total liabilities                     30,211,857        55.7        23,005,952       55.0      28,003,079        57.0

           Shareholders' equity
   Common stock                        4        7,240,079        13.4         6,799,373       16.3       6,833,677        13.9
   Capital surplus
   1. Additional paid-in capital                9,080,043        16.8         8,517,103       20.4       8,553,818        17.4
   Accumulated earnings
   1. Legal reserve                                20,833         0.0            20,833        0.0          20,833         0.0
   2. Unappropriated retained
        earnings at the end of the
                          period                7,983,598        14.7         3,172,626        7.6       5,731,876        11.7
   Valuation difference on other
                      securities                  (90,051)       (0.2)          293,580        0.7          21,735         0.0
   Treasury stock                      2         (249,454)       (0.4)                -                    (22,063)        0.0
                                             ------------                  ------------                -----------
         Total shareholders' equity            23,985,048        44.3        18,803,517       45.0      21,139,878        43.0
                                             ------------                  ------------                -----------
         Total liabilities and
             shareholders' equity              54,196,905       100.0        41,809,470      100.0      49,142,958       100.0
                                             ============                  ============                ===========

--------------------------------------------------------------------------------------------------------------------------------

(2)Non-consolidated semi-annual income statements

                                                                                                                (Thousands of yen)
------------------------------------------------------------------------------------------------------------------------------------
                        Period                  For the first half of         For the first half of      Condensed income statement
                                               the current fiscal year      the previous fiscal year    for the previous fiscal year
                                                 From January 1, 2002          From January 1, 2001         From January 1, 2001
                                                   To June 30, 2002              To June 30, 2001            To December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
  Account                                     Amount       Percentage        Amount      Percentage      Amount      Percentage
------------------------------------------------------------------------------------------------------------------------------------
                                                                      %                             %                           %
I    Sales                                     12,696,685       100.0         7,066,538      100.0      18,454,367        100.0
II   Cost of sales                   5          1,038,961         8.2           320,302        4.5       1,171,372          6.3
                                              -----------                   -----------               ------------
        Gross profit                           11,657,724        91.8         6,746,235       95.5      17,282,995         93.7
III  Selling,general and
        administrative expenses      1,5        7,394,357        58.2         4,046,471       57.3       9,703,516         52.6
                                              -----------                   -----------               ------------
        Operating income                        4,263,366        33.6         2,699,764       38.2       7,579,478         41.1
IV   Non-operating income            2            120,029         0.9           298,684        4.2         669,696          3.6
V    Non-operating expense           3            278,789         2.2           219,152        3.1         659,572          3.6
                                              -----------                   -----------               ------------
        Ordinary income                         4,104,606        32.3         2,779,296       39.3       7,589,602         41.1
VI   Unusual losses                  4             83,285         0.6         6,376,441       90.2       6,607,963         35.8
                                              -----------                   -----------               ------------
         Income (loss) before taxes             4,021,320        31.7        (3,597,145)     (50.9)        981,639          5.3
        Corporate, inhabitant and
                   enterprise tax               2,127,399        16.8             3,756        0.1       3,310,828         17.9
        Income tax deferred                      (357,800)       (2.8)        1,434,778       20.3      (2,722,317)       (14.7)
                                              -----------                   -----------               ------------
        Net income (loss)                       2,251,721        17.7        (2,166,122)     (30.7)        393,127          2.1
        Retained earnings at
          the beginning of the year             5,731,876                     5,338,749                  5,338,749
                                              -----------                   -----------               ------------
        Unappropriated retained
         Earnings at the end of the
          period                                7,983,598                     3,172,626                  5,731,876
                                              ===========                   ===========               ============

------------------------------------------------------------------------------------------------------------------------------------

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statements.

---------------------------------------------------------------------------------------------------------------------------
1. Accounting for evaluation of securities        (1) Securities
                                                      Investments in affilates and in subsidiaries
                                                       Moving average cost method

                                                        Available-for-sale
                                                        Available-for-sale with fair market value:

                                                          The securities are stated at the market value method
                                                          based on the value at the end of the period (valuated
                                                          differences are recognized in equity directly, not to
                                                          reflect to net earnings and cost of selling is
                                                          determined by the weighted average method).

                                                        Availalble-for-sale without a market value:

                                                          The securities are stated at the weighted average cost.

                                                  (2) The transaction of derivatives
                                                      The market value method

                                                  (3) Inventories
                                                        Finished goods Raw materials Supplies
                                                          Moving average cost method

                                                        Work in process

                                                          Work in process is stated at the cost being determined
                                                          by accumulated production and development cost for
                                                          individual projects.

------------------------------------------------- --------------------------------------------------------------------------
2.  Depreciation and amortization method for      (1) Property and equipment
    fixed assets                                          Declining-balance method
                                                          Useful life and salvage value of the fixed assets are
                                                          determined using the standard which is regulated by
                                                          corporate tax law.

                                                          Building (excluding facilities and leasehold
                                                          improvement) acquired after April 1, 1998 are
                                                          depreciated by a straight-line method.

                                                  (2) Intangibles
                                                      (Software for mass sale)
                                                       Straight-line method over the estimated useful lives
                                                                                                 (12 months).

                                                      (Software for internal use)
                                                       Straight-line method over the estimated useful lives (5 years).

                                                      (Other intangibles)
                                                       Straight-line method
                                                       Depreciation years are determined using the standard
                                                       which is regulated by corporate tax law.

                                                  (3) Long-term prepaid expense
                                                      Amortization is computed by a straight-line method
                                                      Amortization years are determined using the standard
                                                      which is regulated by corporate tax law.

---------------------------------------------------------------------------------------------------------------------------
3. Accounting for deferred assets                     Issuing costs of stocks and bonds are charged to expenses when incurred.
------------------------------------------------- --------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
4. Accounting policies for provisions             (1) Allowance for bad debt

                                                      As contingency against losses from default of note and
                                                      account receivable, the allowance for doubtful accounts
                                                      is provided. The amount is determined using a
                                                      percentage based on own actual doubtful account loss
                                                      against total of debts and an amount, which takes into
                                                      consideration the possibility of recovering specific
                                                      liabilities.

                                                  (2) Allowance for sales return

                                                      In order to reserve future losses from sales return
                                                      subsequent to the fiscal year end, allowance for sales
                                                      return is provided based on the past experience in the
                                                      sales return.

                                                  (3) Allowance for retirement benefits

                                                      In order to reserve future losses arising from
                                                      retirement of employees, allowance for retirement
                                                      benefits is provided based on retirement benefit
                                                      liabilities at the end of the period under reviewing.

                                                      Actuarial gain and loss are all expensed in the
                                                      following accounting period.

--------------------------------------------------------------------------------------------------------------------
5. Translation of major foreign-currency              Foreign-currency financial receivables and liabilities
      assets and liabilities into Yen.                are translated into yen at the spot rate effective at
                                                      the end of the period. Exchange differential is treated
                                                      as a profit/loss.

--------------------------------------------------------------------------------------------------------------------
6. Revenue recognition policy                         Revenue recognition method for Post Contract Customer
                                                      Support Service

                                                      Basically, the product license agreement contracted
                                                      with the end-user states the article for PCS (customer
                                                      support and upgrading of products and its pattern
                                                      files).

                                                      The company adopts the following revenue recognition
                                                      method for the portion of PCS. Portion of PCS revenue
                                                      is recognized separately from total revenue and it is
                                                      deferred as deferred revenues under current liabilities
                                                      and non-current liabilities based on contracted period.
                                                      Deferred revenue is finally recognized for the
                                                      contracted period evenly.

--------------------------------------------------------------------------------------------------------------------
7. Accounting for leased assets                       Finance leases without transfer of ownership of the
                                                      leased assets are accounted for in the same manner as
                                                      applied for operating leases.

--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
8. Other important matters for     (1) Consumption tax
   preparing semi-annual
   financial statements                  Transactions subject to consumption tax
                                         are stated at the amount net of the
                                         related consumption tax.

                                   (2) Accounting for stock warrants that was
                                       granted to some officers and employees.

                                         The Company has adopted incentive plans
                                         where warrants to purchase parent
                                         company's shares are granted to
                                         directors and certain employees after
                                         parent company issues bonds with
                                         detachable warrants and immediately
                                         repurchases all of the warrants.
                                         Compensation costs are measured at
                                         repurchase costs of warrant securities
                                         at the point of grant because that is
                                         only one of the compensation scheme
                                         which grants warrants to directors and
                                         employees. Warrant portion of the bonds
                                         is recorded as "warrant account" upon
                                         issuance and then transferred to
                                         "additional paid-in capital" upon
                                         exercise.

--------------------------------------------------------------------------------

Notes
(Non-consolidated semi-annual balance sheets)


                                                                                                  (In thousands)
----------------------------------------------------------------------------------------------------------------------------
    At the end of the first half             At the end of the first half
    of the current fiscal year               of the previous fiscal year           At the end of the previous fiscal year
      (As of June 30, 2002)                     (As of June 30, 2001)                      (As of Dec. 31, 2001)
----------------------------------------------------------------------------------------------------------------------------
  1 Accumulated depreciation of              1 Accumulated depreciation of         1 Accumulated depreciation of
  property and equipment                     property and equipment                property and equipment
              JPY 372,147                              JPY 231,119                              JPY 287,601
----------------------------------------------------------------------------------------------------------------------------
  2 Number of treasury stocks                2 Number of treasury stocks           2 Number of treasury stocks
              72,654 shares                            916 shares                               9,102 shares
----------------------------------------------------------------------------------------------------------------------------
  3 Presentation of consumption tax          3 Presentation of consumption tax     3 Presentation of consumption tax
Net of consumption tax paid and            Net of consumption tax paid and        Net of consumption tax paid and
consumption tax received are included in   consumption tax received are included  consumption tax received are included
other current liabilities.                 in other current liabilities.          in other current liabilities.
----------------------------------------------------------------------------------------------------------------------------
  4 Description of increases in              4 Description of increases in         4 Description of increases in
  the number of shares issued                the number of shares issued           the number of shares issued

Exercise of stock warrants detached from   Exercise of stock warrants detached    Exercise of stock warrants detached
bonds                                      from bonds                             from bonds

 -Number of shares issued                   -Number of shares issued               -Number of shares issued
              440,226 shares                           442,239 shares                           812,636 shares
 -Issue price per share                     -Issue price per share                 -Issue price per share
              JPY -                                    JPY -                                    JPY -
 -Increase in common stock                  -Increase in common stock              -Increase in common stock
              JPY 406,401                              JPY 445,635                              JPY 479,939
                                           Stock split                            Stock split

                                            -Number of shares issued               -Number of shares issued
                                                       65,679,227 shares                        65,679,227 shares
                                            -Issue price per share                 -Issue price per share
                                                       JPY  -                                   JPY  -
                                            -Increase in common stock              -Increase in common stock
                                                       JPY 170,900                              JPY 170,900
----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
*5 Treasury bonds                                                               *5 Treasury bonds
  In order for the warrants to be                                                 In order for the warrants to be
  granted or transferred to the                                                   granted or transferred to the
  directors and certain employees                                                 directors and certain employees
  of the Company and the directors                                                of the Company and the directors and
  and certain employees of the                                                    certain employees of the affiliated
  affiliated company, the Company                                                 company, the Company issued unsecured
  issued unsecured bonds with                                                     bonds with detachable warrants. Under
  detachable warrants. Under section                                              section 341-8-4 of Japanese Commercial
  341-8-4 of Japanese Commercial                                                  Code, the redemption and retirement of
  Code, the redemption and retirement                                             these bonds are restricted when total
  of these bonds are restricted when                                              amount of bonds is less than the total
  total amount of bonds is less than                                              amount of issue price of the stocks
  the total amount of issue price of                                              from unexecuted warrants.
  the stocks from unexecuted warrants.                                            To reduce interest costs, the Company
  To reduce interest costs, the                                                   repurchased a part of the issued bonds
  Company repurchased a part of the                                               after warrants were detached. This
  issued bonds after warrants were                                                repurchase is same as the redemption
  detached. This repurchase is same as                                            substantially.
  the redemption substantially.
                                                                                  Thus, bonds and treasury bonds are
  Thus, bonds and treasury bonds are                                              disclosed in net amount in the balance
  disclosed in net amount in the                                                  sheet as follows.
  balance sheet as follows.                                                       The difference between the repurchased
  The difference between the                                                      price and book value of the treasury
  repurchased price and book value of                                             bonds at the time of transaction are
  the treasury bonds at the time                                                  booked as loss on repurchase of
  of transaction are booked as                                                    treasury bonds in the unusual loss
  loss on repurchase of treasury                                                  section.
  bonds in the unusual loss
  section.


                        (Thousands of yen)                                                         (Thousands of yen)

              Current liability   Non-current liability                                   Current liability   Non-current liability
             ------------------- -----------------------                                 ------------------- -----------------------
Bonds             8,800,000            16,500,000                           Bonds               3,800,000          17,500,000

Treasury bonds     (800,000)          (10,000,000)                          Treasury bonds       (800,000)         (6,000,000)
             ------------------- -----------------------                                 ------------------- -----------------------
                  8,000,000             6,500,000                                               3,000,000          11,500,000
             =================== =======================                                 =================== =======================
------------------------------------------------------------------------------------------------------------------------------------

  (Non-consolidated semi-annual income statement)

                                                                                                (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------------------
  For the first half of the current fiscal     For the first half of the previous          For the previous fiscal year
                   year                                   fiscal year
         (From January 1, 2002                      (From January 1, 2001                      (From January 1, 2001
           To June 30, 2002)                            To June 30, 2001)                       To December 31, 2001)
--------------------------------------------------------------------------------------------------------------------------------
 1 Major components of selling,              1 Major components of selling,            1 Major components of selling,
   general and administrative expenses         general and administrative expenses       general and administrative expenses

 Sales promotions                160,171     Sales promotions             135,102      Sales promotions                 697,172
 Advertising                   1,568,298     Advertising                   73,041      Advertising                      196,930
 Salaries and bonuses          1,122,862     Salaries and bonuses         830,865      Salaries and bonuses           2,044,197
 Pension and severance                       Pension and severance                     Pension and severance
  costs                           37,485      costs                        28,351       costs                            96,657
 Depreciation expense             65,285     Depreciation expense          30,575      Depreciation expense              82,480
 Service charge                  464,387     Service charge               489,562      Service charge                   897,229
 Research and                                Research and                              Research and
  development costs              903,936      development costs         1,038,519       development costs             1,779,241
 Software maintenance fee        924,705     Software maintenance fee     302,088      Software maintenance fee         803,224
 Intercompany charge             876,662     Intercompany charge          135,820      Intercompany charge            1,473,367
                                             Amortization of                           Allowance for bad debt            21,299
                                              software copyright           69,105      Amortization of
                                                                                        software copyright              115,175

--------------------------------------------------------------------------------------------------------------------------------
 2 Major components of                       2 Major components of                     2 Major components of
   non-operating income                        non-operating income                      non-operating income
 Interest on securities           37,138     Interest on securities        36,218      Interest on securities            62,325
 Interest income                  36,775     Interest income               22,010      Interest income                   51,690
 Gain from reversing of                      Foreign exchange gain        227,396      Foreign exchange gain            481,001
  allowance for bad debt          32,269                                               Gain on sales of
                                                                                            securities                   19,974

--------------------------------------------------------------------------------------------------------------------------------
 3 Major components of                       3 Major components of                     3 Major components of
   non-operating expense                       non-operating expense                     non-operating expense
 Bond interests                  149,013     Bond interests               131,755      Bonds interests                  290,755
 Bond issue cost                  11,736     Bond issue cost               34,180      Bond issue cost                  108,438
 Warrants fees                    19,924     Warrants fees                 34,012      Loss on sale of
 Loss on sales of                                                                                 treasury stock         13,401
      marketable securities       13,553                                               Evaluation loss on
 Foreign exchange loss            80,368                                               investment in capital fund       220,730

--------------------------------------------------------------------------------------------------------------------------------
 4 Major component of                        4 Major component of                      4 Major component of
   unusual loss                                unusual loss                              unusual loss
 Loss on disposal of fixed assets            Loss on prior year adjustment             Loss on prior year adjustment
                                   2,492     (due to change in revenue recognition)    (due to change in revenue recognition)
                                                                        2,800,962                               2,800,962
 Valuation difference on investments in
  subsidiaries and affiliates                Allowance for intercompany                Loss on liquidation of affiliates
                                  71,993     loans receivable                                                   3,460,700
 Loss on repurchased treasury bond                                        370,000      Loss on revaluation of investments
                                   8,800     Valuation difference on investments in        in subsidiaries and affiliates
                                             subsidiaries and affiliates                                          203,683
                                                                        3,098,897      Retirement benefit expense
                                             Retirement benefit expense                                           106,581
                                                                          106,581      Loss on disposal of fixed assets
                                                                                                                   24,034
                                                                                       Loss on repurchased treasury bond
                                                                                                                   12,000

--------------------------------------------------------------------------------------------------------------------------------
 5 Depreciation and amortization             5 Depreciation and amortization           5 Depreciation and amortization
   expense                                     expense                                   expense
 Property and equipment           86,473     Property and equipment        38,354      Property and equipment           107,047
 Intangible fixed assets         526,079     Intangible fixed assets      207,088      Intangible fixed assets          579,993
--------------------------------------------------------------------------------------------------------------------------------

(Significant subsequent events)    N/A

2. Lease transactions

   None

3. Market value of the marketable securities

   "Marketable securities (excluding investments in subsidiaries and affiliates with fair market value)" for the first half of current fiscal year, and market value of the marketable securities for the first half of previous fiscal year are indicated on the explanatory note on consolidated financial statements.

        1. For the first half of current fiscal year (as of June 30, 2002)

           None of investments in subsidiaries and affiliates have fair value

        2. For the first half of previous fiscal year (as of June 30, 2001)

           None of investments in subsidiaries and affiliates have fair value

        3. For the previous fiscal year (as of December 31, 2001)

           None of investments in subsidiaries and affiliates have fair value.

Brief Information For The Interim Consolidated Financial Report

Pro Forma Compensation Cost For The Stock Options (Unaudited)

         Our company and subsidiaries have adopted incentive plans for the directors and employees of our company and subsidiaries: an incentive plan pursuant to which warrants to purchase parent company shares were granted to directors and employees (Under this plan, our company issued bond with detachable warrants and immediately repurchased all of the warrants for distribution to grantees); and an incentive plan based on the stock option (subscription right method) in accordance with the Article 280 Section 19-2 of the former Commercial Code of Japan. In addition, our U.S. subsidiary has adopted a stock option incentive plan granting our company's shares invested in kind by major shareholders to a special purpose company.

         Regarding to these incentive plans, we have estimated the compensation cost pursuant to SFAS No. 123 of U.S. Generally Accepted Accounting Principles for compensation costs on stock options. Each stock option value on the date of grant is calculated on Black-Scholes option pricing model with assumption described below. Then the value is prorated over the period of execution to recognize the cost. The resulting pro forma compensation cost (consolidated, before tax) for the stock option plans for the first half of FY2002 is 426 million yen.

-----------------------------------------------------------------------------------------------------------------
                                                        Estimated Duration       Estimated
                                     Volatility            of The Option         Dividend       Risk-free Rate
-----------------------------------------------------------------------------------------------------------------
Incentive Plan for 1999                25.80 %                3 years                0             0.750 %
-----------------------------------------------------------------------------------------------------------------
Incentive Plan for 2000                17.03 %                3 years                0             0.741 %
-----------------------------------------------------------------------------------------------------------------
Incentive Plan for 2001            14.98 - 15.00 %            3 years                0         0.157 - 0.429 %
-----------------------------------------------------------------------------------------------------------------
Incentive Plan for 2002                18.00 %                4 years                0             0.361 %
-----------------------------------------------------------------------------------------------------------------

                                                              July 30, 2002
                                                        Trend Micro Incorporated